UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report ______________________

For the transition period from ________________ to _________________________

Commission File Number:  ________

ANGLO-CANADIAN URANIUM CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

1150 – 355 Burrard Street, Vancouver, British Columbia, V6B 2G8

(Address of Principal Executive Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of January, 30 2007: 35,022,676 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes: [   ]     No: [√ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes: [   ]     No: [   ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes: [   ]     No: [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: [   ]      Accelerated filer: [   ]      Non-accelerated filer: [√ ]

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [√]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: [   ]     No: [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.    Yes: [   ]     No: [   ]

Index to Exhibits on Page 79

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ANGLO-CANADIAN URANIUM CORP.

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

Anglo-Canadian Uranium Corp. was incorporated under the laws of British Columbia on October 5, 1979 under the name “Guardian Resource Corporation”.  We subsequently changed our name to “Guardian Communication Industries Inc.” on March 22, 1991, to “Guardian Enterprises Ltd.” on February 11, 1994, to “Interactive Enterprises Inc.” on December 6, 1999, to “Interactive Exploration Inc.” on February 16, 2004, and to “Anglo-Canadian Uranium Corp.” on August 22, 2005.  Our authorized share capital consists of an unlimited number of common shares without par value.  We trade on the TSX Venture Exchange under the trading symbol “URA”.

BUSINESS OF ANGLO-CANADIAN URANIUM CORP.

We are principally a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.

There are no known proven reserves of minerals on our properties.  We do not have any commercially producing mines or sites, nor are we in the process of developing any commercial mines or sites.  We have not reported any revenue from operations since incorporation.  As such, we are defined as an “exploration-stage company”.

Until it is determined that our properties contain mineral reserves or resources that can be economically mined, they are classified as “exploration properties”.  The recoverability of deferred expenditures is dependent upon the discovery of economically recoverable reserves or resources; securing and maintaining title and beneficial interest in the properties, the ability to obtain necessary financing to complete exploration, development and construction of processing facilities, obtaining certain government approvals and attaining profitable production.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”.  Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Directors

The following table lists the names of our Directors as of December 7th, 2006.

Name	Age	Date First Elected or Appointed
Leonard J. Harris (1) (2)	69	December 18, 1989
David John Hudson (1) (2)	57	December 16, 1982
James Albert Turner, P.Geo, B.Sc, FGAC (1) (2)	60	February 20, 2006
Roger Laine, Ph.D., P.Geo. (2)	52	April 27, 2006

(1)

Member of Audit Committee.

(2)

1150, 355 Burrard Street, Vancouver, British Columbia, V6B 2G8.

Senior Management

The following table lists the names of our Senior Management as of December 7th, 2006.  Our Senior Management serves at the pleasure of the Board of Directors.

Name and Position	Age	Date of First Appointment
Leonard J. Harris, President, Chief Executive Officer and Chief Financial Officer	69	December 1989
Blaine Bailey, Corporate Secretary	54	January 14, 2005

Mr. Harris’ business functions, as our President and Chief Executive Officer, include raising capital, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of our expenses/taxes/activities, and reporting to the Board of Directors.

Mr. Bailey’s business functions, as our Corporate Secretary, include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; assist in preparation of Management Discussion & Analysis, and managing stock option plan.

Advisors

Our Canadian Legal Counsel is:

DuMoulin Black

Contact: Ken Embree

10th Floor, 595 Howe Street

Vancouver, BC   CANADA V6C 2T5

Telephone: (604) 687-1224

Our Bank is:

Bank of Montreal

Main Branch

595 Burrard Street

Vancouver, BC   CANADA   V7X 1L7

Telephone: (604) 665-2643

Auditors

Our auditor is:

Smythe Ratcliffe LLP

Chartered Accountants

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC  V6C 2G8

Telephone:  (604) 687-1231

Facsimile:  (604) 688-4675

Smythe Ratcliffe LLP are members of the Institute of Chartered Accountants of British Columbia and are properly registered with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

Selected Financial Data

Our selected financial data for Fiscal 2006/2005/2004 ended July 31st was derived from our financial statements that have been audited by Smythe Ratcliffe LLP, independent registered Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  Our selected financial data for Fiscal 2003/2002 ended July 31st was derived from our financial statements that have been audited Smythe Ratcliffe LLP, as indicated in their audit reports, which financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future.  Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The information in the following table is derived from our financial statements, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/U.S. Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, are described in footnotes to the financial statements.

	Year Ended 07/31/2006	Year Ended 07/31/2005	Year Ended 07/31/2004	Year Ended 07/31/2003	Year Ended 07/31/2002
CANADIAN GAAP	$ Cdn.	$ Cdn.	$ Cdn.	$ Cdn.	$ Cdn.
Revenue	Nil	Nil	Nil	Nil	Nil
Loss for the Period	(429,024)	(512,326)	(285,456)	(220,070)	(236,253)
Basic Income (Loss) Per Share	(0.02)	(0.05)	(0.04)	(0.04)	(0.06)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares (#)	23,245,347	11,793,349	9,501,682	5,562,588	4,400,088

Working Capital	816,406	(197,497)	(47,837)	(213,955)	(171,644)
Mineral Properties	1,142,631	129,597	191,377	57,723	46,528
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	9,272,283	7,012,363	6,760,939	6,207,402	6,033,027
Shareholders’ Equity (Deficit)	1,965,986	(60,417)	152,574	(146,852)	(114,025)
Total Assets	2,101,866	189,925	307,984	72,851	79,729

US GAAP
Net Loss	(1,732,058)	(526,546)	(419,110)	(231,265)	(251,280)
Loss Per Share	(0.09)	(0.05)	(0.06)	(0.05)	(0.06)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	823,355	(190,014)	(38,903)	(204,575)	(160,553)
Total Assets	959,235	60,328	116,607	15,128	33,201

Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Period	Average	High	Low	Close
December 2006	1.1532	1.1652	1.1468	1.1652
November 2006	1.1359	1.1474	1.1275	1.1413
October 2006	1.1285	1.1384	1.1154	1.1227
September 2006	1.1161	1.1272	1.1052	1.1151
August 2006	1.1182	1.1312	1.1066	1.1066
July 2006	1.1294	1.1415	1.1112	1.1309
Fiscal year ended July 31, 2006	1,1553	1.2185	1.0989	1.1309
Fiscal year ended July 31, 2005	1.2418	1.3323	1.1775	1.2257
Fiscal year ended July 31, 2004	1.3388	1.4100	1.2690	1.3296
Fiscal year ended July 31, 2003	1.4957	1.5963	1.3348	1.4074
Fiscal year ended July 31, 2002	1.5698	1.6128	1.5105	1.5845

Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of October 31, 2006.

SHAREHOLDERS’ EQUITY
32,925,178 shares issued and outstanding	12,993,495
Contributed Surplus	380,791
Retained Earnings (deficit)	7,915397
Net Stockholders’ Equity	5,458,397
TOTAL CAPITALIZATION
Stock Options Outstanding	2,345,000
Warrants Outstanding	9,030,597
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

Reasons For The Offer And Use Of Proceeds

Not applicable.

Risk Factors

This section describes some of the risks and uncertainties faced by us.  The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by us.  Some risks may not be known to us and others that are not considered significant or material may turn out to be material.  Investment in our equity securities must be considered speculative and risky, since any one or more of the risks could materially impact our business, its revenues, income, ability to raise required capital and the market price of our equity securities.

RISKS RELATED TO OUR BUSINESS

We have no current mining operations and if we ever commence mining operations we face certain risks, any of which could result in our ceasing operations.

We have no current mining operations and no revenue from mining operations. If we ever commence actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:

•

failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples;

•

estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;

•

production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;

•

the grade of ore actually mined being lower than that indicated by drilling results;

•

persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;

•

adverse changes in interest rates that may apply to project development debt.

Cumulative unsuccessful exploration efforts by our personnel could result our having to cease operations.

The expenditures to be made by us in the exploration of our properties may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in our having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, we would cease operations.  If that were the case, investors would lose their entire investment.

We have no reserves on our properties and if reserves are not defined we may have to cease operations.

The properties in which we have an interest or the concessions in which we have the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If we do not ultimately find a body of ore, we would have to cease operations.

We will require additional funds to develop our properties and our inability to raise additional funds could cause us to forfeit our interest in our properties and reduce or terminate our operations.

There is no assurance we will be able to raise additional funds or settle debt by the issuance of shares.  If our exploration programs are successful, additional funds will be required to place our properties in commercial production.  The only sources of future funds presently available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out development thereof.  There is no assurance that any such funds will be available for operations.  Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations.

We are subject to all the risks inherent in the mining industry and development of mineral properties and upon the occurrence of certain events we could incur significant costs that may have a materially adverse effect on our financial condition.

The development of mineral properties is highly speculative and involve substantial risks, even when conducted on properties known to contain quantities of minerals.  Our operations are subject to a variety of existing law and regulations relating to the development, permitting procedures, safety precautions, property reclamation, employee health and safety, and pollution and other environmental protection controls.  Technical considerations, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays or increase costs; such delays or increased costs could materially and adversely affect our financial performance.  Mineral exploration is subject to accidents, environmental hazards, the discharge of toxic chemicals and a variety of other hazards.  Such events may increase production costs or result in liability.  All phases of our operations are subject to environmental regulation in the jurisdictions in which we operate.  Environmental hazards may exist on our properties which are unknown to us at present, which have been caused by previous or existing owners or operators of the properties.  Upon the occurrence of any of the events set out above, we could incur significant costs that could have a materially adverse effect upon our financial condition.

The amount we spend on our properties is not evidence of their value.

Expenditures made by us in the exploration or development of our mineral properties are included in the balance sheet value of our resource properties. The amounts described as "Mineral Properties" in the balance sheets of our financial statements cannot be taken to reflect realizable value.

Title to our mineral properties may be disputed or may be subject to unregistered encumbrances, which could cause us to lose our interest in such property.

While an investigation has been conducted into the title to our mineral properties and we have satisfied ourselves as to the security of such title according to the laws of Canada, this is not to be construed as a guarantee of title.  Titles to and the extents of mineral applications and titles may be disputed and the titles to the properties may be subject to unregistered encumbrances, transfers, title defects and historical claims of indigenous peoples.

We have minimal positive cash flow and no recent history of earnings and we are dependent upon public and private contributions of equity to obtain capital in order to sustain our operations. Additional contributions of capital will result in dilution to existing shareholders.

None of our properties have advanced to the commercial production stage and we have no history of earnings or positive cash flow from operations.  Our cumulative loss, as of the year ended July 31, 2006, according to U.S. GAAP, is ($9,125,059).  We do not know if we will ever generate material revenue from mining operations or if we will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to us has been through the sale of our equity securities. Any future additional equity financing would cause dilution to current stockholders.

As of October 31, 2006 we have 2,345,000 stock options outstanding and 9,030,597 share purchase warrants outstanding.  If all of the share purchase warrants and stock options were exercised, the number of common shares issued and outstanding would increase from 32,925,178 (as of October 31, 2006) to 44,300,775.  This represents an increase of 34.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution through employee, director and consultant stock options could adversely affect our shareholders.

Because our success is highly dependent upon our employees, we have granted to some or all of our key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.

The amount of capital necessary to meet all environmental regulations associated with our exploration programs could be in an amount significant enough to force us to cease operations.

Our current and anticipated future operations, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force us to cease operations.  If that were the case, investors would lose their entire investment.

The risks associated with penny stock classification could affect the marketability of our equity securities and shareholders could find it difficult to sell their stock.

Our stock is subject to “penny stock” rules as defined in Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our equity securities in the United States and shareholders may find it more difficult to sell their shares.

We are dependent on key personnel and the absence of any of these individuals could result in our having to cease operations.

While engaged in the business of exploring mineral properties, our ability to continue our exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and we may not be able to attract ad retain such personnel.  Our growth will depend on the efforts of our Senior Management, particularly our President, Leonard J. Harris; our Corporate Secretary, Blaine Bailey, and our entire Board of Directors.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us.  We are incorporated in the province of British Columbia under the Business Corporations Act (British Columbia).  Our directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

(a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

(b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

(c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

(d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

(e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

(f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

(g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, we are exempt from the Section 14 proxy rules and Section 16 of the Securities Act may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

RISKS PERTAINING TO THE INDUSTRY

Mineral prices are subject to fluctuations and a significant decrease in price may make it impractical for us to continue our mineral exploration operations.

The economics of mineral exploration is affected by many factors including the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals.  Depending on the price of minerals, it may be determined that it is impractical to continue the mineral exploration operation.  The mineral industry in general is an intensely competitive industry in which operators compete for the acquisition of mineral claims as well as the recruitment and retention of qualified employees.  Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted.  There is no assurance that a profitable market will exist for the sale of any minerals found on the properties.

Operating hazards and risks associated with the exploration-stage mining industry could result in our having to cease operations.

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  We may become subject to liability for cave-ins and other hazards for which we cannot insure or against which we may elect not to insure where premium costs are disproportionate to our perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force us to cease operations.

There is no guarantee that we will be able to obtain the necessary licenses and permits to carry on our activities, without which we could not carry on our mining operations.

We presently hold or have applied for all necessary licenses and permits to carry on our activities in which we are currently engaged under applicable laws and regulations in respect of our properties, and we are presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to changes in regulations and in various operational circumstances.  A substantial number of additional permits and licenses will be required should we proceed beyond exploration.  There can be no guarantee that we will be able to obtain such licenses and permits.

Our competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant and increasing competition exists for mineral opportunities in Canada.  There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than us.  We may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, there can be no assurance that our exploration programs will yield any new reserves or result in any commercial mineral operations.

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

Introduction

Our executive office is located at:

Suite 1150, 350 Burrard Street

Vancouver, BC   V6C 2G8

Telephone: (604) 669-6807

Facsimile: (604) 669-5715

Website: www.anglocanex.com

Email: len@anglocanex.com

The contact person is: Mr. Leonard J. Harris, President.

Our fiscal year ends July 31st.

Our common shares trade on the TSX Venture Exchange under the symbol: “URA”.

We have an unlimited number of common shares without par value authorized.  As at July 31st, 2006, the end of our most recent fiscal year, there were 23,245,347 common shares issued and outstanding.  As of October 31st, 2006 there were 32,925,178 common shares issued and outstanding.

Incorporation and Name Changes

Anglo-Canadian Uranium Corp. (“Anglo-Canadian”) was incorporated under the laws of British Columbia on October 5, 1979 under the name “Guardian Resource Corporation”.  We subsequently changed our name to “Guardian Communication Industries Inc.” on March 22, 1991, to “Guardian Enterprises Ltd.” on February 11, 1994, to “Interactive Enterprises Inc.” on December 6, 1999 and to “Anglo-Canadian Uranium Corp.” on August 22, 2005.

Financings

We have financed our operations through funds raised in loans, public / private placements of equity securities, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount (Cdn $)
Fiscal 2001	Private Placement (1)	300,000	60,000
	Exercise of Special Warrants (2)	500,000	155,000
	Payment for Mineral Property (3)	50,000	17,000

Fiscal 2002	Private Placement (1)	400,000	100,000
	Exercise of Stock Options (2)	120,000	36,000
	Payment for Mineral Property (3)	200,000	42,000

Fiscal 2003	Private Placement (4)	1,100,000	165,000
	Payment for Mineral Property (5)	62,500	9,375

Fiscal 2004	Private Placement (6)	1,000,000	75,000
	Private Placement (7)	250,000	62,500
	Private Placement (8)	1,000,000	150,000
	Exercise of Warrants (9)	500,000	50,000
	Payment for Mineral Property (10)	300,000	56,000
	Issuance for Debt Settlement (11)	889,094	160,037

Fiscal 2005	Private Placement (12)	300,000	45,000
	Private Placement (13)	396,667	59,500
	Private Placement (14)	1,000,000	130,000
	Exercise of Stock Options (15)	245,000	24,500
	Payment for Mineral Property (16)	350,000	56,500

Fiscal 2006	Private Placement (17)	3,000,000	300,000
	Private Placement (18)	2,751,998	825,599
	Exercise of Stock Options (19)	293,750	32,600
	Exercise of Warrants (20)	130,000	31,500
	Private Placement (21)	1,500,000	420,000
	Exercise of Stock Options (22)	141,250	16,225
	Exercise of Warrants (23)	1,517,500	298,125
	Agent’s Fee (24)	35,000	-
	Issuance for Debt Settlement (25)	312,500	31,250
	Payment for Mineral Property(26)	1,700,000	628,500

Aug. 1, 2006 to	Private Placement (27)	4,999,998	2,249,999
Oct. 31, 2006	Private Placement (28)	1,700,000	816,000
	Exercise of Stock Options (29)	766,000	111,850
	Exercise of Warrants (30)	1,323,833	299,783
	Payment for Mineral Property (31)	890,000	479,100

(1)

On May 1, 2002, we completed a private placement of 400,000 units at a price of $0.25 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant to purchase one additional common share at a price of $0.35 per share, which warrants expired on May 1, 2004.

(2)

These options were exercised by two optionees.

(3)

These shares were issued on May 6, 2002 at a deemed price of $0.21 per share as partial payment for the Otish Mountain Property in Quebec.

(4)

On December 19, 2002 we completed a private placement of 1,100,000 units at a price of $0.15 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share, which warrants expired on December 28, 2004.

(5)

These shares were issued on May 28, 2003 at a deemed price of $0.15 per share to increase the company’s interest in the Durango Mexico property from 28.675% to 50%.

(6)

On September 24, 2003 we completed a private placement of 1,000,000 units at a price of $0.075 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.10 per share, which warrants expired on September 24, 2004.

(7)

On December 17, 2003 we completed a private placement of 250,000 flow-through units at a price of $0.25 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.30 per share on or before December 18, 2004 or at a price of $0.40 per share on or before December 18, 2005.

(8)

On July 28, 2004 we completed a private placement of 1,000,000 units at a price of $0.15 per unit (of which 725,000 units were flow-through).  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before July 28, 2005 or at a price of $0.30 per share on or before July 28, 2006.

(9)

These warrants, issued as part of the private placement of 1,000,000 units at a price of $0.075 per unit, were exercised at a price of $0.10 per share.

(10)

100,000 shares at a deemed price of $0.20 per share were issued on December 3, 2003 as partial consideration for the mineral claims in Lac Beinville, Quebec; 100,000 shares at a deemed price of $0.16 per share were issued on November 28, 2003 as partial payment for the Shamrock property in British Columbia; and 100,000 shares at a deemed price of $0.20 per share were issued on March 22, 2004 as partial payment for the Stirrup property in British Columbia.

(11)

These shares were issued to six creditors on May 3, 2004.

(12)

On January 1, 2005 we completed a private placement of 300,000 flow-through units at a price of $0.15 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before January 5, 2006 or at a price of $0.30 per share on or before January 5, 2007.

(13)

On January 1, 2005 we completed a private placement of 396,667 units at a price of $0.15 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before January 5, 2006 or at a price of $0.30 per share on or before January 5, 2007.

(14)

On April 9, 2005 we completed a private placement of 200,000 flow-through units and 800,000 units at a price of $0.13 per unit.  Each unit consisted of one common share and one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on  the flow-through units and $0.20 per share on the non-flow-through units to April 8, 2006 or at a price of $0.30 per share on or before April 8, 2007.

(15)

These options were exercised by three optionees.

(16)

100,000 shares at a deemed price of $0.20 per share were issued on March 22, 2005 as partial payment for the Stirrup property in British Columbia; 150,000 shares at a deemed price of $0.15 per share were issued on December 29, 2004 as partial payment for the Kert property in Quebec; and 100,000 shares were issued at a deemed price of $0.14 per share on March 17, 2005 as partial consideration for the Lucky Boy claims in British Columbia.

(17)

On September 14, 2005 we completed a private placement of 3,000,000 units at a price of $0.10 per unit.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.15 per share on or before September 6, 2006.

(18)

On December 30, 2005 we completed a private placement of 2,751,998 flow-through units at a price of $0.30 per unit.  Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before December 30, 2006 or at a price of $0.50 per share on or before December 30, 2007.

(19)

These options were exercised by six optionees.

(20)

Of these warrants, 100,000 were exercised at a price of $0.25 per share, 55,000 were exercised at a price of $0.20 per share and 35,000 were exercised at a price of $0.30 per share.

(21)

On February 15, 2006 we completed a private placement of 1,500,000 units at a price of $0.28 per unit.  Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before February 15, 2007, or at a price of $0.50 per share on or before February 15, 2008.

(22)

These options were exercised by five optionees.

(23)

Of these warrants, 492,500 were exercised at a price of $0.15 per share; 745,000 were exercised at a price of $0.20 per share; 175,000 were exercised at a price of $0.25 per share; and 105,000 were exercised at a price of $0.30 per share.

(24)

Agent’s fee in connection with private placement described in (21) above;

(25)

These shares were issued to one creditor on September 13, 2005.

(26)

600,000 shares at a deemed price of $0.30 per share were issued as partial payment for the Locuist property in Utah; 350,000 shares at a deemed price of $0.28 per share were issued as partial payment for the Zeus property in British Columbia; 100,000 shares were issued at a deemed price of $0.42 per share as partial consideration for the Stirrup property in British Columbia; 200,000 shares were issued at a deemed price of $0.38  to $0.63 per share as partial consideration for the Skoonka property in British Columbia; 200,000 shares were issued at a deemed price of $0.425 per share as partial consideration for the Big Mac property in Quebec; and 250,000 shares were issued at a deemed price of $0.49 per share as partial consideration for the Spider Rock property in Colorado.

(27)

In August 2006 we issued 4,999,998 units at $0.45 per unit.  A total of 2,999,998 units were flow-through and the proceeds received were $1,349,999.  Each unit consists of one flow-through common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at a price of $0.55 for a two-year period.  A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000.  Each unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.55 for a two-year period.  We paid finders’ fees of $202,500 in cash and issued finders’ options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(a)

300,000 units, each unit consisting of one common share and one-half of one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period; and

(b)

200,000 units, each unit consisting of one common share and one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period.

(28)

We issued 1, 700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(a)

In September 2006, Tranche 1, we issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through.  Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued.  Each whole warrant is exercisable at $0.60 for a two-year period.

(b)

In October 2006, Tranche 2, we issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through.  Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period.  Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash.

(29)

These options were exercised by eight optionees.

(30)

Of these warrants, 188,333 were exercised at a price of $0.30 per share, 857,500 were exercised at a price of $0.15 per share, 245,500 were exercised at a price of $0.40 per share and 32,500 were exercised at a price of $0.25 per share.

(31)

40,000 shares at a deemed price of $0.64 per share were issued as partial payment for the Spider Rock property in Colorado; 300,000 shares at a deemed price of $0.24 per share were issued as partial payment for the Joseph property in Colorado; 200,000 shares were issued at a deemed price of $0.76 per share as partial consideration for the O8 property in New Mexico; 50,000 shares were issued at a deemed price of $0.81  as partial consideration for the Princeton property in British Columbia; 100,000 shares were issued at a deemed price of $0.59 per share as partial consideration for the Wild Steer property in Colorado; 100,000 shares were issued at a deemed price of $0..65 per share as partial consideration for the Eulla Bella property in Colorado. and 100,000 shares were issued at a deemed price of $0.659 per share as partial consideration for the King property in Colorado

Capital Expenditures

Fiscal Year
Fiscal 2002	46,528 (1)
Fiscal 2003	$11,195 (2)
Fiscal 2004	$133,654 (3)
Fiscal 2005	$181,730 (4)
Fiscal 2006	1,013,034 (5)

(1)

These expenditures related to the acquisition and miscellaneous costs for the Otish Mountain property, Quebec, less an option payment ($46,527), and less the write off costs for the property in Kamloops and Beaudet.

(2)

These expenditures related to the acquisition costs for the property in Durango, Mexico ($9,375) and miscellaneous costs for the Otish Mountain property ($1,820).

(3)

These funds were spent as outlined below:

Expense ($)	Otish Mountain	Lac Beinville, Quebec	Shamrock, BC	Stirrup, BC
Acquisition Costs	2,200	20,000	26,000	25,000
Assessment and renewal	26,941	5,506	170	-
Camp costs	-	-	12,744	-
Field expenses	-	-	7,223	-
Geological consulting	-	-	8,950	-
Laboratory	-	-	220	-
Geophysical	-	-	5,900	-
Write-down property costs	(7,200)	-	-	-

(4)

These funds were spent as outlined below:

Expense ($)	Charles, Quebec	Shamrock, BC	Stirrup, BC	Kert, Quebec	Lucky Boy, BC
Acquisition Costs	5,000	-	35,000	37,530	24,000
Assessment and renewal	-	-	290	-	-
Bond	-	1,500	-	-	-
Camp costs	-	2,000	-	-	-
Drilling	-	42,580	-	-	-
Field expenses	-	13,467	700	-	-
Geological consulting	-	14,084	2,074	-	-
Laboratory	-	3,505	-	-	-

(5)

These funds were spent as outlined below:

Expense ($)	Lac Beinville PQ	Stirrup, BC	Kert, PQ	Lucky Boy, BC	East Walsh, CO	Zeus, BC	Big Mac, PQ	Skoonka Creek, BC	Spider Rock, CO
Acquisition Costs	-	52,000	-	-	220,565	113,300	92,500	136,000	150,500
Assessment and renewal	-	-	-	6,000	-	-	-	-	-
Drilling	-	102,900	-	72,428	-	-	-	-	-
Field expenses	-	8,055	-	667	-	4,640	-	22,142	-
Geological consulting	-	5,425	6,905	44,146	-	-	-	9,616	-
Laboratory	-	-	-	7,208	-	-	-	2,473	-
Write-down property costs	(1)	-	(44,435)	-	-			-	-

BUSINESS OVERVIEW

Historical Corporate Development

Our activities are primarily directed towards the acquisition, exploration and development of mineral properties, primarily in British Columbia and Quebec.

During the fiscal year ended July 31, 2006 we raised $1,931,050 through the sale of equity securities and exercise of options and warrants, and in fiscal 2005 we raised $259,000 through the sale of equity securities and exercise of options.  We raised $165,000 through the sale of equity securities during the fiscal year ended July 31, 2003.

Otish Mountains, Quebec

During the year ended July 31, 2002, we acquired:

(a)

a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (which was paid).  These claims were subject to a 2% net smelter return payable to the owner of the other 50% interest in the claims.  (“Net Smelter Return” means the actual proceeds received from a smelter or other place of sale or treatment in respect of all ore removed from the claims as evidenced by its returns or settlement sheets after deducting from said proceeds all freight or other transportation costs from the claims, to the smelter or other place of sale or treatment, but without any other deduction whatsoever (“NSR”);

(b)

a 100% interest in 50 mineral claims situated in the Otish Mountains Region, Quebec, in consideration of:

(i)

$5,000 due upon signing contract (which was paid);

(ii)

payment of 25% of any cash received by us from a third party pursuant to any option agreement with the third party;

(iii)

payment of one-third of any shares received by us from the third party pursuant to any option agreement; and

(iv)

the agreement is subject to a 2% Net Smelter Royalty (“NSR”) payable to the vendor.

These 50 mineral claims were optioned to a third party whereby the third party would earn a 50% interest in these claims after completion of the following conditions:

(i)

$10,000 due upon signing the agreement (which was received);

(ii)

further payment of $10,000 by the first anniversary date of the agreement; and work expenditures on the property totalling $50,000 in one year;

(iii)

$150,000 work commitment in year two;

(iv)

$300,000 work commitment in year three;

(v)

issuance of 200,000 common shares of the third party upon approval by the TSX Venture Exchange; and

(vi)

the agreement was subject to a 2% NSR.

During the year ended July 31, 2002 the third party failed to issue 200,000 common shares and under the terms of the agreement forfeited all rights to these 50 claims.

During the year ended July 31, 2004 we abandoned the property, with the investment being written off.

(c)

a 100% interest in 53 mineral claims in the Otish Mountains Region in Quebec upon completion of the following conditions:

(i)

payment of $5,300 due upon signing (which was paid);

(ii)

payment of 25% of any cash received by us from a third party pursuant to an option agreement to any option agreement with the third party (which was paid);

(iii)

payment of one-third plus 10,000 of any shares received by us from the third party pursuant to any option agreement; and

(iv)

the agreement was subject to a 2% NSR which could be purchased by us for a total of $1,000,000.

These 53 claims were optioned to a third party, whereby the third party could earn a 60% interest in these claims upon completion of the following:

(i)

$7,500 due upon signing (which was received);

(ii)

payment of $7,500 due within 60 days of signing;

(iii)

issuance of 100,000 shares in the capital of the optionee upon approval by the TSX Venture Exchange to the terms of the agreement (hereinafter referred to as the “Approval”);

(iv)

work expenditures of $50,000 within one year of signing the agreement;

(v)

work expenditures of $125,000 by the second anniversary;

(vi)

work expenditures of $125,000 by the third anniversary; and

(vii)

the optionee would have the right to purchase the NSR from the original vendor for $1,000,000.

During the year-end 2002, the third party did not pay the required $7,500 within 60 days of signing, nor issue 100,000 shares for the property and as such, forfeited all rights to these 53 claims.

During the year ended July 31, 2005, the carrying value of the property was written down to $1.

(d)

a 100% interest in 26 mineral claims upon completion of the following conditions:

(i)

payment of $2,500 upon signing of the agreement (which was paid);

(ii)

$2,500 due 60 days upon signing the agreement (which was paid);

(iii)

the issuance of 200,000 common shares (which shares were issued); and

(iv)

the agreement was subject to a 2% NSR payable to the vendor.

During the year ended July 31, 2005, the carrying value of the property was written down to $1.

Lac Beinville, Quebec

We entered into an option agreement in December 2003 to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following consideration:

•

100,000 shares at a deemed price of $0.20 (which were issued); and

•

A 1% NSR.

During the year ended July 31, 2005, the carrying value of the property was written down to $1 and during the year ended July 31, 2006, we abandoned the property with the carrying amount being written off.

Shamrock, British Columbia

We entered into an option agreement in November 2003 to acquire an 85% interest in three mineral claims situated in the Vancouver Mining Division of British Columbia, which interest was to be earned as follows:

•

cash payment of $10,000 (which was paid);

•

cash payment of $10,000 on November 28, 2004 (which payment was not made as the property was abandoned);

•

cash payment of $10,000 on November 28, 2005;

•

issuance of 300,000 shares as follows:

o

100,000 shares issued at a deemed price of $0.16 ( which were issued);

o

100,000 shares on November 28, 2004 (not issued as property was abandoned); and

o

100,000 shares on November 28, 2005;

•

issuance of 300,000 shares upon our receipt of a positive feasibility study recommending placing the claims into commercial production; and

•

completion of an exploration program on the claims in the amount of $60,000 on or before November 28, 2004.

We would also pay a 2% NSR, with the option of purchasing 1% back for $500,000.  We had the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

We did not exercise our option to continue exploration on the Shamrock claims due to poor drilling results.  During the year ended July 31, 2005, we abandoned the property, with the investment being written off.

Kert, Quebec

We entered into an option agreement in December 2004 with to acquire a 100% interest in 17 mineral claims situated in Quebec, in consideration of the following:

•

cash payment of $15,000 upon execution of the agreement (which was paid);

•

cash payment of $15,000 on first anniversary date (December 29, 2005);

•

cash payment of $15,000 on second anniversary date (December 29, 2006);

•

cash payment of $15,000 on third anniversary date (December 29, 2007);

•

issuance of 600,000 shares as follows:

o

150,000 shares issued at a deemed price of $0.15 (which were issued); and

o

150,000 shares on each of the first, second and third anniversary dates of this agreement;

•

issuance of 600,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

•

completion of an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

•

payment of a 2% NSR of which 1% can be purchased back for $1,000,000.

We did not exercise our option due to environmental issues and other undisclosed issues.  During the year ended July 31, 2006, we abandoned the property, with the investment being written off.

Durango, Mexico

We had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico, as well as other mineral exploration concessions located in the surrounding area.  No expenditures have been made on Las Coloradas Joint Venture since November 1997, so the carrying value of the property was written down to $1 in 1999.

During the year ended July 31, 2003, we issued 62,500 shares at a deemed price of $0.15 to increase our stake from 28.675% to 50%.  During the year ended July 31, 2005, the carrying value of the property was written down to $1.

Current Properties

Stirrup, British Columbia

We entered into an option agreement dated March 19, 2004 with Fayz Yacoub, of Surrey, British Columbia, to acquire an 85% interest in 13 contiguous mineral claims in the Clinton area in south-central British Columbia.

The 85% interest is to be earned on completion of the following:

•

cash payment of $10,000 (which was paid);

•

cash payment of $10,000 on March 22, 2005 (which was paid);

•

cash payment of $10,000 on March 22, 2006;(which was paid)

•

issuance of 300,000 shares as follows:

o

100,000 shares issued at a deemed price of $0.20 (which were issued);

o

100,000 shares on March 22, 2005 at a price of $0.20 (which were issued);

o

100,000 shares on March 22, 2006;(which were issued)

•

issuance of 300,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

•

completion of a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (which program completed during the year ended July 31, 2006); and

•

payment of a 2% NSR, with the option of purchasing 1% back for $500,000.  We have the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

Lucky Boy, British Columbia

We entered into an option agreement dated March 17, 2005 with Ellsworth Dickson, of Delta, British Columbia, Glen Dickson, of Victoria, British Columbia, Paul Dickson, of West Vancouver, British Columbia and Rene Doyharcabal of Langley, British Columbia, to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia, about 2 kilometers northwest of the town Beaverdell.

In order to earn the interest, we must do the following:

•

cash payment of $10,000 upon execution of the agreement (which was paid);

•

issuance of 100,000 shares at a deemed price of $0.14 (which were issued);

•

issuance of 200,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

•

completion of an exploration program on the claims in the amount of $80,000 by the first anniversary date (March 17, 2006) (which was completed);

•

completion of an exploration program on the claims in the amount of $120,000 on or before the third anniversary of the agreement (March 17, 2008);

•

payment of a 2% NSR, which can be bought out for $1,000,000 per percentage point; and

•

the 5% interest owned by the optionors can be bought out for $1,000,000.

Zeus, British Columbia

We entered into a purchase agreement dated December 7th, 2005 with Xen Stefanopoulos, of Vancouver, British Columbia, to acquire a 100% interest in the Zeus (Tenure #408265) and Zeus #1 (Tenure #408266) claims located in Lillooet B.C. for consideration of a cash payment of $15,000 (which was paid) and the issuance of 350,000 common shares (which were issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1%.

Skoonka Creek, British Columbia

We entered into an option agreement dated February 7th, 2006 with Allen Harvey, of Clinton, British Columbia, and Francis La Roche, of Kamloops, British Columbia, to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares, in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

•

$20,000 cash upon receipt of the Approval and 100,000 treasury shares;

•

$20,000 cash and 100,000 shares on the first anniversary date of the Approval;

•

$30,000 cash and 200,000 shares on the second anniversary date of the Approval;

•

$40,000 and 300,000 shares of the optionee three years from the Approval date or at the election of the optionee $300,000 instead of the 300,000 shares of the optionee; and

•

an additional 400,000 shares or $600,000 cash (at our option) will be issued upon our receipt of a positive feasibility study and payable within six months of start of production.  The vendors will retain a 2% NSR. We have an option to purchase each 1% of the NSR for $1-million at any time.

On March 21, 2006 we acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lyton, B.C.  The claims were acquired for an additional $15,000 in cash and 100,000 treasury shares, and became part of the option agreement of February 7th, 2006.

Big Mac, Quebec

Pursuant to a purchase agreement dated February 15th, 2006 with Robert J. MacPherson, of Burnaby, British Columbia, we acquired a 100% interest in 40 claims, known as the Big Mac property, located in the Otish basin area in the east-central region of Quebec.

Consideration for the property was $7,500 (which was paid) and 200,000 common shares (which were issued).  The claims are subject to a 2% NSR and can be bought out for $500,000 per 1%.

Charles, Quebec

In 2005 we staked uranium claims located east of the Otish Mountains in a basin that was previously explored in the 1960’s by Uranertz, Esso Minerals and Cogema at a cost of $5,000. Numerous uranium/thorium showings were discovered. Most targets have been staked.  We intend to verify and determine the extent of the current showings during 2006.

Locuist, Utah

We entered into an option agreement on November 8th, 2005 with Emerald Isle Investments, Ltd. (the “Optionor”), of Houston, Texas, to acquire a 100% interest in the Locuist Property, located in San Juan County, Utah, which option agreement was subsequently amended on October 6th, 2006 to reflect that the actual number of claims subject to the option was 20 uranium and vanadium claims, and not the 39 claims referred to in the original agreement.

As consideration for the property we agreed to pay the following:

•

an aggregate of US$35,000 payable to the Optionor within three business days of the Approval;

•

the issuance of a total of 600,000 common shares as follows:

o

400,000 common shares to the Optionor on the date of Approval;  and

o

200,000 common shares to GeoXplor Corp. on the date of Approval.

The property shall also be subject to a 2% NSR payable to GeoXplor Corp.  We may purchase any portion of the 2% NSR at any time for a purchase price of $100,000 for each 1%.

Spider Rock, Colorado

Pursuant to an assignment agreement dated March 31, 2006 with Emerald Isle Investments, Ltd., we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 9, 2006, between Emerald Isle, as optionee, and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado), as optionors.  Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in four uranium/vanadium claims known as the “Spider Rock claims”.  The property is comprised of 80 acres in Dolores county and San Miguel county, Colorado.  The property is an exploration-stage mineral resource property.  In October, we amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by us pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

•

a cash payment of $25,000 (U.S.) (which was paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

•

a cash payment of $17,500 (U.S.) (which was paid) to the optionors by October 27, 2006;

•

the issuance of 200,000 shares to Emerald Isle and 50,000 to the optionors; and

•

the issuance of 40,000 shares to the optionors by October 27, 2006.

We subsequently entered into a letter agreement with Jourdan Resources Inc., a TSX Venture Exchange listed company, whereby we agreed to sell a 50% interest in our interest in the Spider Rock claims to Jourdan.  Pursuant to the terms of the agreement, Jourdan can acquire an undivided 50 % interest in the project by making a cash payment of $200,000 Cdn. and issuing a total of 1,000,000 common shares in its capital stock to us upon the execution of a formal agreement, following which Jourdan will vest with an undivided 20% interest in the project.  We will be initiating and paying for a NI 43-101 report for this project from the initial $200,000 cash commitment.  Jourdan also agreed to incur exploration expenditures totaling $2,000,000 Cdn. on the project over a period of 3 years, of which $250,000 Cdn. will be spent in the first year, $500,000 Cdn. will be spent in the second year and $1.25 Million Cdn. in the final year of the option.

The transaction is subject to (i) satisfactory due diligence by Jourdan including confirmation by us of titles of property, (ii) final board approval for both parties, (iii) regulatory approval and (iv) execution of a formal agreement within a period of 60 days following the execution of the Letter Agreement.

Dragon Property, Utah

We recently acquired by staking additional uranium claims in the state of Utah.  This property, named the Dragon property, is comprised of 30 claims located in Beaver County, in south western Utah.  The staking agreement dated May 29, 2006 with Steve Hodges, includes a one mile area of interest surrounding the claims, also containing potential uranium prospects.

In addition to all staking costs, we will pay a property location fee of US$10,000, 60,000 shares of common stock and a 2% NSR.

Joseph Claims, Colorado

Pursuant to an assignment agreement dated March 27th, 2006 with Emerald Isle Investments Ltd., Emerald Isle agreed to assign its interest in an option agreement with Fred Holley and Marty Holley dated February 21, 2006, whereby Emerald Isle was granted an option to acquire up to a 100% interest in 106 uranium and vanadium claims known as the Joseph Claims located in the Bull canyon region of Colorado near the Utah border in the Four Corners region of the United States.

As consideration for the property we agreed to pay the sum of $65,000 (which was paid) and issue 300,000 common to Emerald Isle within three business days of the Approval (which were issued) and the issuance of an additional 300,000 common shares on the one year anniversary of the Approval.

The property shall also be subject to a 2% NSR.

Princeton Project, British Columbia

Pursuant to three sales agreements dated August 5th, 2006 with David Javorsky and John McGoran and each of Steve Laws and Pat Mullin, we agreed to acquire a 100% interest in the Princeton mineral claims, located in the Similkameen Mining District of British Columbia.

As consideration for the property, we agreed to pay $5,000 and 50,000 common shares for each agreement, as follows:

David Javorsky

$2,500

25,000 common shares

John McGoran

$2,500

25,000 common shares

Steve Laws

$5,000

50,000 common shares

Pat Mullin

$5,000

50,000 common shares

The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $900,000 in total for each 1%.

O8 Property, McKinley County, New Mexico

Pursuant to an agreement dated August 10th, 2006 with Fred Holley and Marty Holley (the “Holleys”), of Dove Creek, Colorado, and Robert MacPherson (“MacPherson”), of Burnaby, British Columbia, we agreed to acquire a 100% interest in 95 mineral claims, as more particularly described as the 08 1 to 95 mineral claims, located in McKinley County, in the State of New Mexico.

As consideration for the property, we agreed to pay the following:

•

a cash payment of $10,000 US payable to the Holleys (as to 50% each) within three business days of the Approval (which was paid);

•

payment of the sum of $16,000 US to MacPherson within three business days of the Approval (which was paid);

•

the issuance of 100,000 common shares to the Holleys (as to 50% each) within three business days of the Approval (which were issued); and

•

the issuance of 100,000 common shares to MacPherson within three business days of the Approval (which were issued).

The property shall also be subject to a 2% NSR payable to the Holleys as to 50% and to MacPherson as to 50%.  We may purchase any portion of the 2% NSR at any time for a purchase price of $300,000 for each 1%.

Wild Steer Claims, Colorado

Pursuant to an agreement dated September 22nd, 2006 with Fred Holley and Marty Holley (the “Holleys”), of Dove Creek, Colorado, we agreed to acquire a 100% interest in 31 former producing mineral claims, known as the Wild Steer claims, located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado.

As consideration for the property, we agreed to pay the following:

•

a cash payment of $20,000 US payable within three business days of the Approval (which was paid);

•

the issuance of 100,000 common shares within five business days of the Approval (which were issued); and

•

payment of the sum of $20,000 US and, at our election, the payment of the sum of $100,000 US or the issuance of 100,000 common shares within one year of the Approval; and

•

payment of the sum of $40,000 US and, at our election, payment of the sum of $200,000 US or the issuance of 200,000 common shares within two years of the Approval.

The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $200,000 for each 1%.

Eula Belle Project, Colorado

Pursuant to an agreement dated October 3rd, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files, all of Colorado, we agreed to acquire a 100% interest in 53 mineral claims, known as the Eula Belle project, located in Montrose County, in the Uravan uranium district of Colorado.

As consideration for the property, we agreed to pay the following:

•

a cash payment of $20,000 US within three business days of the Approval (which was paid);

•

the issuance of 100,000 common shares within five business days of the Approval (which were issued); and

•

the payment of the sum of $20,000 US and, at our option, payment of the sum of $100,000 US or the issuance of 100,000 common shares within one year from the Approval.

The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $250,000 US for each 1%.

King Project, Colorado

Pursuant to an agreement dated October 4th, 2006 we agreed to engage the services of each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files, all of Colorado, to stake 250 mineral claims, known as the King project, located in Montrose County, in the Uravan uranium district of Colorado.

As consideration for their services, we agreed to pay the following:

•

a cash payment of $20,000 US within three business days of the Approval (which was paid);

•

the issuance of 100,000 common shares within five business days of the Approval (which were issued); and

•

the payment of the sum of $20,000 US and, at our option, payment of the sum of $100,000 US or the issuance of 100,000 common shares within one year from the Approval.

The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $250,000 US for each 1%.

Holley Claims, New Mexico

We recently acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County in the Grants Mining District located near Grants, New Mexico.  These claims, known as the Holley claims, consist of 3,200 acres located in the San Mateo Mountains, and were previously owned by Homestake Mining Company.

As consideration for the property, we agreed to pay the following:

•

a cash payment of $26,000 US within three business days of the Approval; and

•

the issuance of 200,000 common shares within five business days of the.

The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $300,000 US for each 1%.

Tomcat Claims, Colorado

We have entered into an option agreement, subject to approval by the TSX Venture Exchange, for the acquisition of a 100% interest in 81 claims known as the Tomcat claims, located in San Miguel County, Colorado.

Consideration for the option is as follows:

•

a cash payment of $15,000 US;

•

the issuance of 60,000 common shares; and

•

a cash payment in the sum of $30,000 US and, at our discretion, either $140,000 US or the issuance of 140,000 common shares within one year of approval by the TSX Venture Exchange.

The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $200,000 US for each 1%.

Plan Of Operations

Source of Funds for Fiscal 2006/2007

We have limited financial resources and have financed our operations primarily through the sale of our common shares.  For the foreseeable future, we will need to rely on the sale of such securities for sufficient working capital and to finance our mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties.  As we do not generate any revenue from operations, our long-term profitability will be directly related to the success of our mineral property acquisition and exploration activities.

We had a working capital balance of $3,452,848 on October 31, 2006.

Use of Funds for Fiscal 2006/2007

During Fiscal 2007, we estimate that we will expend approximately $300,000 on general and administrative expenses, including property evaluation costs prior to acquisition.  During Fiscal 2007 we estimate that we will expend approximately $2,500,000 on property acquisition costs and exploration expenses.

Anticipated Changes to Facilities/Employees

We anticipate there will not be any changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

We have had no revenue during the past five fiscal years.

As of July 31, 2006, we had assets recorded at $2,101,866 in accordance with Canadian GAAP located in Canada, the United States and Mexico.

July 31, 2002	$ 79,729
July 31, 2003	72,851
July 31, 2004	307,984
July 31, 2005	189,925
July 31, 2006	2,101,866

Material Effects of Government Regulations

Our current and anticipated future operations, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities and from various governmental authorities in the United States.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in our ceasing operations.  We have had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

Seasonality

We can only carry out exploration when weather is favourable.  We are able to carry out exploration work on our US properties year end as the weather is mild.  Our Stirrup and Zeus properties in British Columbia are at a higher elevation with colder winters, so we typically are unable to carry out any work from November to March.

Dependency upon Patents/Licenses/Contracts/Processes

Not applicable.

Sources/Availability of Raw Materials

Not applicable.

Organization Structure

We have two 100% wholly-owned subsidiaries:  (1) Anglo-Canadian Gold Corp., which was incorporated in British Columbia on September 14, 2005; and (2) Anglo-Canadian Minerals Inc., which was incorporated in Nevada on February 21, 2006.

Property, Plant and Equipment

Our properties are in the exploration stage and a substantial amount of capital will have to be spent on each property before we will know if they contain commercially viable mineral deposits.  Our material properties are located in Canada (Southern Golden Promise and Moran Lake).  Our properties are without known reserves and the work being done by us is exploratory in nature.

Our executive offices are located in rented premises of approximately 2,100 square feet at Suite 1150, 355 Burrard Street, Vancouver, British Columbia Canada.  We rent on a month to month basis and our current monthly rent is approximately $4,300.  We sublet a portion of the office space for approximately $3,200, so our net rent is $1,100.  We also share office space in Nucla, Colorado with another mining company.  We rent approximately 120 square feet for a monthly rent of $200 US.

Stirrup, British Columbia

The Stirrup claim group is located approximately 95 kilometers west of Clinton in south-central British Columbia and approximately 25 kilometers southeast of the Blackdome mine.  The area represents an ideal geological environment for epithermal low-sulphidation quartz vein deposits. The claim group comprises 13 contiguous claims, Stirrup 1 to 13, totaling 27 units. Access to the property can be gained from Lillooet via the all-weather West Pavilion Road, then eight kilometers west along the Stirrup Creek access road.

We received a permit from the Ministry of Mines to conduct a drilling program on the property.  Three holes totaling 650 meters were drilled during the quarter ended April 30, 2006.  All holes contained gold values ranging from anomalous to a high of 17 g/tonne.   A recent field trip to the property was made our James Turner, P.Geo., and an independent geologist representing an investment fund.  A chip sample and several grab samples were taken from an existing trench. We are currently negotiating a drill contract for up to 2,000 meters in the first phase of the 2006 program.

The property is an epithermal low-sulphidation quartz-type vein deposit.  Marine sedimentary rocks of the Lower Cretaceous Jackass Mountain group, intruded by sills, and dikes of feldspar porphyry and quartz porphyry, underlie the property. A number of epithermal veins occur in the area. The mineralization is deposited from one hydrothermal system, probably related to the intrusion of felsic dikes in the area. Several occurrences within the claim area are grouped under MINFILE No. 092O 054.

The area of the Stirrup claim group has seen a long history of exploration and prospecting. Chevron Minerals completed programs of geological, geochemical and geophysical surveys that were followed up by trenching and drilling between July and October 1988. The programs were part of a continuing re-evaluation of the upper Stirrup Creek area that has produced several thousand ounces of placer gold. Two drill holes totaling 427.90 meters were completed by Chevron Minerals in the saddle area of the ridge on what is now known as Stirrup 7 and 11 claims. Samples taken from an intercept near the bottom of drill hole No. 88-5 and a surface trench yielded significant results. A diamond-drilling program of five additional holes was recommended by Chevron to investigate the saddle area of the ridge. Chevron Minerals suspended its British Columbia operations soon after, but the claims were kept in good standing for approximately 15 years. The claims came open and were staked shortly thereafter by the optionor.

We received a permit from the Ministry of Mines to conduct a drilling program on the property.  Three holes totaling 650 meters were drilled.  All holes contained gold values ranging from anomalous to a high of 17 g/tonne.

A recent field trip to the property was made by our James Turner, P.Geo and an independent geologist representing an investment fund.  A chip sample and several grab samples were taken from an existing trench.  Positive assay results will be reported when available.

The target area is drill ready. Previous exploration projects by Chevron Minerals have indicated that gold-arsenic mineralization with comparable grade is suspected to occur in an easterly trending fault zone on the north flank of a ridge saddle on the Stirrup 7 and 11 claims.  The zone was encountered in a surface trench and two drill holes, and contains significant amounts of chalcedonic quartz.

A rock sample of a conspicuous limonitic fracture collected from a surface trench yielded 153.16 grams per tonne gold. An intercept near the bottom of drill hole 88/5 assayed 14.99 grams per tonne over 1.10 metres. Native gold is also reported. The area of the ridge is marked by strong soil geochemical responses for gold, arsenic and antimony. On a recent trip to the Stirrup claims the three completed drill hole sites were located and both large trenches were examined in preparation for a work program late 2006 or early 2007.

More drilling is planned for 2007.  Management is currently negotiating a drill contract for up to 2000 meters in the first phase of the 2007 program.

Lucky Boy, British Columbia

The Lucky Boy claims are located in the Greenwood Mining District in south-central British Columbia about 2km northwest of the town of Beaverdell.  The claim group is compromised of 1,000 acres near the Beaverdell Mining Camp, which was the site of several formerly producing silver-gold-lead-zinc mines including the Teck Highland Bell Mine which produced over 30 million ounces of silver, 28 million pounds of zinc and 24 million pounds of lead with significant copper and gold values until operations were shut down in 1989.

We completed a geophysical program on the property. The IP survey revealed at least four sub-parallel anomalies within the soil anomaly. The strongest one occurs about 75 meters north of the North showing and indicates the causative source is about 45 meters wide. The strike of all four appears to be about west-northwest with a minimum strike length of 500 meters and open in all directions.

The resistivity survey revealed a mixed correlation with the IP anomalies but, for the most part, shows correlating resistivity lows. The magnetic survey revealed weak magnetic highs correlating with some of the IP highs.

The interpretation is that the IP anomalies are reflecting sulphide mineralization. Considering the significant soil anomaly and the North Showing, it is probable that these are sulphides of lead, zinc, copper, arsenic, silver, gold and nickel. The weak magnetic correlation suggests that pyrhotite, an iron sulphide, is also a causative source. The correlating resistivity lows suggest the sulphide mineralization is associated with geological structure and/or alteration.

Historically, this region has seen a great deal of mining activity dating all the way back to the 1930’s when individual prospectors’ uncovered silver-bearing veins near the surface.  On the Lucky Boy a number of old adits trend east-west that follow four primary silver-bearing shear zones, and contain veins with assays showing high grade silver, the highest being one sample of 141 oz./ton silver.  More recently, another mining company in 1988 conducted a surface exploration program of geophysics, sampling, and trenching, with good silver assays running up to 11.6 oz. /ton, along with significant levels of copper, lead and zinc.

A recommended drill program was conducted beginning in early December 2005 and then completed in January 2006. Four holes were drilled near the North Adit part of the property to test the geophysical anomalies. A high percentage of sulphide mineralization was encountered but assay results were somewhat disappointing. No significant amounts of gold or copper were present in the pyrite.

Although the higher grade silver zones are of interest for further exploration, the primary target on the Lucky Boy claims is a new polymetallic (gold-silver-base metal) zone in the North Adit area measuring aprox.700 feet by 700 feet where elevated metal values in rock samples were found. This anomaly may represent a second type of mineralized system on the property, which is in the same geological environment as the Crown Jewel gold deposit (1.6 million ounces gold) 33miles to the south in Washington State.  The North Adit anomaly is also only 2,000 meters south of two former producers, the Carmi and the Butcher Boy gold mines.  The mineralization in this area is open in all directions, including to depth, and has not been drilled or explored using current advanced methods.

The Lucky Boy claims represent a large bulk tonnage gold project on one section of the property, with possible high-grade silver structures lying at depth on another.  Increasing the odds of success is the fact that this claim group is situated in a region, which has a rich history of past gold and silver production, and preliminary surface exploration on the target areas has proved highly encouraging.

The next phase of exploration will test the silver vein potential that exists on the property.

Zeus, British Columbia

The Zeus copper/gold claims are located approximately 40kms northwest of Lillooet. The claims are made up of two 20 unit blocks and cover approximately 1000 hectares. They are fairly easily accessed by the all weather Bridge River Road and then by a 26km Forestry Road.

Geology on the property suggests a porphyry copper/gold deposit may be the source of the existing mineralization. This possibility is the main reason for the acquisition although the auriferous quartz veining system warrants further work to determine its potential.

Department of Energy and Mines files indicate the majority of exploration programs were conducted between 1983 and 1995. These programs included geochemistry geophysics, mapping, trenching and diamond drilling.  Over 2,500 meters of drilling was completed in 1995.

To date, a total of 8,959 meters of drilling in 105 holes has been completed. The principal vein is approximately two meters thick and can be traced for 700 meters. According to the Minfiles, a small copper/gold resource has been defined as a result of drilling to date. The potential to expand this resource is considered good.

A prospecting crew was assembled and conducted a mapping and sampling program. A large work program will commence in 2007.

Skoonka Creek, British Columbia

The Skoonka Creek claims are located about 10 km from the Trans-Canada Highway and the CNR main line at Lytton, B.C., approximately three hours drive heading east from Vancouver. The claims are easily accessed by secondary roads.

Skoonka Creek is the site of a recent high-grade discovery on a property jointly owned by Almaden Minerals and Strongbow Exploration. Strongbow reported one intersection of 20 grams per tonne (g/t) over 12.8 metres on its JJ showing. The company's claims adjoin the Strongbow Skoonka project. The Strongbow structure continues on to the newly acquired Boothanie claims and intersects Skoonka Creek on Anglo-Canadian's property.

Prospecting crews were on site for two months and have discovered two extensive showings consisting of very silcious rhyolite hosting approximately 5 –10% sulphide mineralization. The sulphides appear to be pyrite and were sent to the laboratory for analysis. So far assays have not produced any gold.

Our phase one exploration program was initiated on our Skoonka Creek gold project, which consisted of prospecting, sampling and hand trenching in highly prospective areas of the project, with follow-up geochemistry and geophysics upon completion.  Prospecting crews were on site discovered two extensive showings consisting of silcious rhyolite hosting approximately 5 –10% sulphide mineralization.  The sulphides appear to be pyrite and were sent to the laboratory for analysis.  A third and even larger showing has just been discovered and many samples were taken over a two hundred meter strike.  All samples were taken to Acme Labs for analysis.

Several days were spent prospecting parts of the Skoonka property, which is located north of the Strongbow Exploration (SBW – TSX.V) project, near Lytton, B.C., and 10 km from the TransCanada highway.  Several rusty outcrops were discovered, showing light brown rocks, with highly silicified volcanics and probably altered dacites.  These rocks are fractured, and contain veinlets of quartz making up to 5% of the rock.  The exposure is close to 100 – 200 meters thick, and may represent a silica cap.  Stroke lengths are not known at this time.  Several float boulders that contain banded chalcedony and coxcomb textures (epithermal) were found nearby, with potassium feldspar alteration evident but not abundant.

Further prospecting will continue to be followed by geochemistry and geophysics and diamond drilling as warranted.  Financing is in place to conduct this program.

Princeton Project, British Columbia

These claims, known as the Princeton Project, consist of copper-gold-palladium-silver claims covering 1,266 hectares, are located 11 to 12 km south of Princeton, British Columbia.  The Princeton project has more than a dozen showings known to occur on the optioned property.

Grab and chip samples taken by a government geologist in 1960 have showings as high as 2.5 grams per tonne gold, 30 to 65 g/tonne palladium, 42 per cent copper and 150 g/tonne silver. These samples have since been duplicated by a more recent sampling program.

The Princeton project is also located five km south of the Newmont Ingerbell mine. This mine operated for over 20 years with the final year of operation producing 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold. Historically, the Princeton region has been a prolific copper-gold producing area. Prospecting and road access work have been completed.

Two drills are currently testing several of the numerous mineralized exposures with encouraging results. Several chip and pit samplings confirm the presence of copper, gold and palladium. Drill results are expected soon.

The Princeton project is underlain by upper Triassic Nicola Group pyroclastics and flows.  The rocks are intruded alkaline rocks of the Copper Mountain and Lost Horse intrusives.  Late stage pegmatites and syanites occupy faults and shears, with ultramific intrusives occurring locally.  Mineralization consists of various amounts of ornate and chalcopyrite in altered “pink” syenite or pegmatites, and also occurs near ultramific intrusions.  Palladium and silver mineralization often occurs with the bornite and chopcopyrite.  Other showings in the area demonstrated the potential for hosting alkaline copper-gold porphyry type deposits with vein and falut related deposits possibly occurring.

The Princeton Project consists of claims along the Copper Mountain intrusive contact and is 4 km southwest of the Granby Mining Copper Mountain Mine.  Copper was originally discovered prior to 1900, and a major mining company optioned claims in the area in 1959.  Copper mineralization was discovered in the Copper Mountain intrusive during two seasons of soil sampling , dip needle surveys and geological mapping.  This mineralization is near the contact of the Nicola series of sedimentary and volcanic rocks, with numerous pink feldspar dykes occurring in the mineralized area at Friday Creek.  Previous trenching resulted in the discovery of copper sulphides for several hundred feet, with mineralization consistent with dip needle and soil sampling anomalies.

Subsequent trenching programs in the area exposed many stringers and small lenses of bornite, with small drill holes testing portions of the open cut.  Additional exploration consisted of a 100 foot adit driven near the monzonite contact and nine drill holes in the area of the open cut on the south bank of Friday Creek.  These work programs resulted in the identification of four linear mineralized zones, which are proposed targets for future exploration. This project area is 5 km south of the Newmont Ingerbell Copper Gold mine, which produced for over 20 years.  Final year production figures for this mine are documented having produced 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold.  Historically, the Princeton region has been a prolific copper-gold producing area.

We currently have two drills drilling selected targets on the claims and a geophysical program consisting of inducted polarization and ground magnetics is currently underway.

Target Area One

The first target of this drill program is located 15 km south of Princeton, BC and is 5 km southwest of the former Newmont Copper–Gold Mine.  This target consists of disseminated bornite and chalcopyrite in syenite over a large area.  Five trenches were cut across a 100 meter wide zone, all revealing widespread copper mineralization.  This initial target area is fairly flat and easily accessible.

Target Area Two

The second target is 2 km to the south east of the first target area, and is characterized by massive to semi-massive bornite with lesser chalcopyrite in shears and fractures.  The area has very good access with three zones of mineralization occurring over an area of 100 meters.  Surface sampling by government geologists have produced grab and chip samples showing high values of Copper, Gold and Palladium.  Two diamond drills are currently drilling at this zone.  A bulldozer is currently onsite, and an excavator will be contracted to expose new showings recently found by management on a site visit. The drills are set up to get maximum information from this existing target.

Big Mac, Quebec

The Big Mac claims are located approximately 150 kilometres northeast of Chibougamau.  The claim block, known as the Big Mac claims, adjoin claims owned by Cogema and are partially covered by an airborne magnetic signature that also covers most the Cogema claims.

The Otish basin is known to host uranium-thorium showings. The Otish has been largely ignored for the past 25 years due largely to depressed uranium prices and production from high-grade deposits in Saskatchewan.

The Otish basin was actively explored for uranium and thorium by several major companies during the late 1960s and through the 1970s. Several uranium-thorium showings were discovered and staked, but were subsequently abandoned coincident with declining uranium prices. A recent significant discovery in the basin has revived interest.

A work program for the 2007 exploration season is planned for both the Big Mac and the Charlie claim blocks located in the basin.

Charles, Quebec

In 2005 we staked uranium claims located east of the Otish Mountains in a basin that was previously explored in the 1960’s by Uranertz, Esso Minerals and Cogema at a cost of $5,000. Numerous uranium/thorium showings were discovered. Most targets have been staked.  We intend to verify and determine the extent of the current showings during 2007.

Locuist, Utah

The Locuist property consists of 20 uranium/vanadium claims in San Juan County, Utah.  The option covers two blocks known as the East Canyon Wash area, which includes the former producing Locuist Mine.  The mine was operated by Atlas Mining Corp, but was shut down when nuclear energy fell out of favour after the Three Mile Island incident.  The second block of claims is located adjacent to the operating ‘Jim But Mine’ and contains good uranium (U308) sample values, together with evidence of good vanadium values.  The Locuist Mine was mining 0.2 5% U308 plus vanadium when mining was terminated.  A uranium/vanadium processing plant is located near Blanding, approximately 50 miles from the Locuist property.

San Juan County was the source of 83% of the one hundred and eleven million pounds of U308 produced in Utah up until 1982, together with 60 million pounds of vanadium.  The price of U308 has fluctuated over the years, but has shown a dramatic increase during the period 2001 to 2005 from US$7.50 to US$34.00/lb.  Due to a worldwide need for alternative energy sources, a strong demand for U308 is expected to continue for the foreseeable future.  Vanadium has also increased in value and is currently trading in the US$20.00/lb range.

We have planned a program of geological mapping of the exposed uranium/vanadium host rocks; radiometric and geochemical surveys using radon gas detection, MMI geochemistry and test drilling. These two properties are currently in limbo pending clarification of ownership of selected claims in area number one.

Spider Rock, Colorado

The Spider Rock claims were previously explored by Western Nuclear, a subsidiary of Phelps Dodge Corporation, from 1976 to 1984.  A comprehensive drill program took place during this period, with the 1984 drill program of 6,796 meters returning 5 holes containing ore grade uranium.  Drill depths ranged from 189 meters to 305 meters, with a focus on the Salt Wash member of the Morrison Formation located on the Spider Rock claims.

We subsequently entered into a letter agreement with Jourdan Resources Inc., a TSX Venture Exchange listed company, whereby we agreed to sell a 50% interest in our interest in the Spider Rock claims to Jourdan.  Pursuant to the terms of the agreement, Jourdan can acquire an undivided 50 % interest in the project by making a cash payment of $200,000 Cdn. and issuing a total of 1,000,000 common shares in its capital stock to us upon the execution of a formal agreement, following which Jourdan will vest with an undivided 20% interest in the project.  We will be initiating and paying for a NI 43-101 report for this project from the initial $200,000 cash commitment.  Jourdan also agreed to incur exploration expenditures totaling $2,000,000 Cdn. on the project over a period of 3 years, of which $250,000 Cdn. will be spent in the first year, $500,000 Cdn. will be spent in the second year and $1.25 Million Cdn. in the final year of the option.

Dragon Property, Utah

We recently acquired by staking additional uranium claims in the state of Utah.  This property, named the Dragon property, is comprised of 30 claims located in Beaver County, in south western Utah.

The Dragon Property lies in a significant uranium region, and has demonstrated high scintilometer counts over a large area where historical uranium mines and deposits occur.  These high counts are associated with hematite, pyrite, silica and fluorite mineralization in an altered volcanic unit.

Joseph Claims, Colorado

This claim group, known as the Joseph claims, is well known for its uranium and vanadium production, with five historically producing mines included in the land parcel.  They are located approximately 100 km east-northeast of Blanding, Utah, within the Uravan mineral belt.  These mines include the Ura, Zebra, Peanut #1, Peanut #2, and Gilbert mines, which were operated by Union Carbide until 1983.

We intend to visit these mine sites in the future and will engage in development programs designed to bring historical resources to current NI 43-101 standards, and further investigate the permitting and re-commissioning process with state regulatory bodies.

The Bull Canyon region is a well known producer of uranium and vanadium, with a ratio of 5-1 vanadium to uranium.  The average uranium grades reported from historical production were 0.20% – 0.25%, with vanadium grades ranging from 1.5% to 2.0%.  All ore was located in the Morrision-Saltwash formation.

O8 Property, McKinley County, New Mexico

This project, known as the O8 property, consists of 1,920 acres and is adjacent to a previous producing uranium mine for a major mining company.  This region was the largest producer of uranium in the United States from 1952 to the mid 1980’s, with documented past production of over 340 million pounds of U3O8 during this period.  Production in this region was suspended in the 1980’s due to low uranium prices, and has recently seen an increase in exploration and development activity as uranium prices appreciated.

The Grants Uranium District extends for almost 100 miles in a band 5 to 15 miles wide, with sandstone formations containing uranium mineralization.  During periods of operation the Grants Uranium District was home to the largest producing uranium mine in the United States, which recovered 1,000 tons of ore per day yielding 4 pounds per ton.  The Ambrosia Lake region was highly active in uranium mining, having 15 head frames scattered over the region until the mid 1980’s.  Ambrosia Lake is also home to one of the largest uranium mine complexes in the United States, and it continues to extract uranium from groundwater that flows through the mineshafts under a regional valley.

New Mexico was a prominent area of uranium mining in its peak, with seven uranium mills operating in the Grants Uranium District.  Numerous public and private companies operate in the region today, with two companies actively involved in permitting their properties for production.

Management intends to investigate the permitting process and review environmental issues during the next 90 days required for an assessment of mining operations. It is expected that our personnel with experience in uranium development and mining will visit the property during this period as well.

Wild Steer Claims, Colorado

The 31 former producing claims located in Wild Steer Canyon, Paradox mining district, Montrose County, Colorado.  The claim group includes the Wild Steer mine and the Pluto mine, which produced uranium and vanadium from 1959 to 1971.  Ore grades from these mines averaged 0.15 per cent uranium, and between 1.75 per cent to 2.00 per cent vanadium.  We are currently reviewing documentation related to production figures for the mines located within the Wild Steer claims.  Previous production was facilitated through ore cars on tracks and pneumatic tired wheelbarrows, which was done through manpower.

The Wild Steer claims are located in the Uravan mineral belt on the Colorado plateau, which is recognized as a prolific uranium and vanadium region with historical production. The Uravan mineral belt was one of the world's most productive regions for uranium and vanadium in the 1950s, with all production ceased in 1984 due to low uranium prices. Since 1984 there have been short periods of resumed production due to increased vanadium prices, with no sustained activity until recently. With the increased price of uranium the region is being explored by a number of private and public companies, with a few mines currently in production. In addition to new mining in the area, a processing facility was recently recommissioned and may be accepting ore from regional mines.

Eula Belle Project, Colorado

The 302 uranium and vanadium Eula Belle claims are located in Montrose County, Colorado. These claims consist of a 52-claim block and a 250-claim block and further complement the portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

We have engaged Rimrock Exploration & Development Inc. to provide exploration and development programs for all of our projects located in the Four Corners region.  Rimrock has over 100 years of mining and exploration expertise and has provided mining services to other uranium companies in the United States.  Under this agreement, Rimrock will also provide permitting services required for the recommencement of mining operations at our uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district.

We are currently reviewing historical exploration data from its Four Corners uranium/vanadium projects, and expect to initiate drilling before the end of 2006.  We are currently working with to collect historical data from previous exploration programs conducted in the project area.

King Project, Colorado

The 250 claim block, known as the King project, is located in Montrose County, in the Uravan uranium district of Colorado.  The project area lies between the Eula Belle-Bogus mine and the King Solomon mine, which produced 3,172,420 pounds U308 and 16,223,095 pounds vanadium from 1974 to 1983.  The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our management.

The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our management.  Management believes that these two areas that hosted 25 and 22 drill holes, respectively, are areas of interest and plans to focus exploration on and near these zones.

Rimrock has been contracted to provide permitting services required for the recommencement of mining operations at our uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district.

We are currently reviewing historical exploration data from its Four Corners uranium/vanadium projects,  We recently filed our applications to commence drill programs for the Eula Belle and King Uranium / Vanadium Projects.  These applications were filed by Rimrock Exploration and Development Inc., our contracted developer for our Colorado Plateau Uranium Projects. We expect to commence drilling upon approval of the applications.

Holley Claims, New Mexico

The 134 Holley mineral claims are located on La Jara Mesa in Cibola county in the Grants mining district located near Grants, N.M.  These claims consist of 3,200 acres located in the San Mateo Mountains and were previously owned by Homestake Mining Co.

The property area is located within four miles of the Marquez uranium mine, which produced 656,000 tons of ore at a grade of 0.26 per cent uranium.  A number of drill programs took place in the project area during 1967 to 1971 (Homestake/UNC joint venture), 1974 (Gulf Mineral Resources), 1980 to 1983 (Midas International) and 1983 (Homestake).  In addition to the most recent drill program, Homestake also owned a processing facility which has subsequently been reclaimed by another party.  Homestake completed extractive metallurgical and amenability tests at the nearby Homestake mill (alkaline leach tests) and at the Kerr McGee Nuclear Corp. mill (acid leach tests) located in the Grants district.

These tests determined that the mineralization would readily leach with acid and recoveries averaging 90 per cent were achieved. This area ceased mining in the late 1970s and early 1980s when the price of uranium dropped and production was not economic.

The Grants mining district produced 270 million pounds of uranium from 1950 to 1978, making it one of the biggest producing regions in the world at that time. The company continues to evaluate and acquire prospective uranium and vanadium projects located in the Four Corners region of the United States. A number of core business strategies will be addressed including discussions with current and prospective joint venture candidates, development programs to be conducted with exploration and development companies in Four Corners region.

Tomcat Claims, Colorado

The Tomcat Claims, consisting of 81 claims, are located on Wedding Bell Mountain on the Colorado plateau area of the Uravan mineral belt.  The claims are located in San Miguel county, Colorado, and further complement our portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

These claims include a number of former producing mines including the Jackknife, Groundhog and Bachelor mines.  Other mines in the area include the Edna May, Rimrock, Rimrock No. 3, Babe Ruth and Mexico mines, as well as a number of smaller mining operations.

Previous exploration on the claims included drill programs at the Jackknife and Groundhog mines in the 1970s prior to the cessation of mining in the area.  Grades reported from these historical drill programs indicate 0.16 per cent to 0.25 per cent U3O8, and averaging 1.25 per cent vanadium.

Uranium mineralization in the Colorado plateau is found in mineralized lenses, which were deposited in alluvial fans by braided streams.  Current exploration techniques focus on the drilling of these lenses to further identify uranium resources.  This area, being part of the Uravan mineral belt, has been a prolific producer of uranium since the early 1900s, with increased recent activity due to increased demand for uranium and a dramatic rise in the price of uranium.

We are currently attempting to retrieve additional data from previous exploration programs for the planning of a future development program.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources.  Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in this Registration Statement.

Our financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP.  We are a Canadian company and therefore our financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004 are included in this Registration Statement.

Overview

We are a mineral exploration company engaged in the acquisition, exploration and development of mineral properties (primarily base and precious metals).  We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Provinces of British Columbia and Quebec, Canada and in Colorado and Utah, United States.

Stirrup, British Columbia - In March 2004 we were granted an option to acquire an 85% interest in 13 contiguous mineral claims in the Clinton area in south-central British Columbia, which interest will be earned upon payment of the sum of an aggregate of $30,000 (which was paid) and the issuance of an aggregate of 300,000 common shares (where were issued) and payment of a 2% NSR royalty.  We were also required to complete a diamond drilling program on the claims in the amount of $100,000 (which was completed).  We have the option of purchasing back 1% of the NSR upon payment of $500,000 and within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

Lucky Boy, British Columbia - In March 2005 we were granted an option to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of British Columbia, upon payment of an aggregate of $10,000 (which was paid) and the issuance of 100,000 shares (which were issued) and payment of a 2% NSR royalty.  We are also required to issue 200,000 shares upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production and to complete an exploration program on the claims in the amount of $80,000 (which was completed).  In addition we must complete an exploration program on the claims in the amount of $120,000 on or before March 17, 2008.  We have the option of purchasing back the 2% NSR upon payment of $1,000,000 per percentage point.  The 5% interest owned by the optionors can be bought out for $1,000,000.

Zeus, British Columbia - In December 2005 we acquired a 100% interest in the Zeus and Zeus #1 claim located in Lillooet B.C. for consideration of a cash payment of $15,000 (which was paid) and the issuance of 350,000 common shares (which were issued). The claims are subject to a 2% NSR, which can be bought out for $500,000 per 1%.

Skoonka Creek, British Columbia - In February 2006 we acquired an option to earn a 100% interest in 96 claims in the Skoonka Creek area of British Columbia, upon payment of the sum of an aggregate of $110,000 and the issuance of an aggregate of 700,000 common shares, with the option of paying $300,000 in lieu of 300,000 common shares.  An additional 400,000 shares or $600,000 cash (at our option) will be issued upon our receipt of a positive feasibility study and payable within six months of start of production.  The vendors will retain a 2% NSR royalty.  We have an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006 we acquired seven more claim blocks adjoining the existing claims at Skoonka Creek.  The claims were acquired for an additional $15,000 in cash and 100,000 treasury shares.

Big Mac, Quebec - In February 2006 we acquired a 100% interest in 40 claims, known as the Big Mac property, located in the Otish basin area in Quebec.  Consideration was $7,500 (which was paid) and 200,000 common shares (which were issued).

Charles, Quebec - In 2005 we staked uranium claims located east of the Otish at a cost of $5,000.

Locuist Property, Utah -  In November 2005 we acquired a 100% interest in the Locuist Property located in San Juan County, Utah in consideration of an aggregate of US$35,000 and the issuance of 600,000 common shares.

Spider Rock, Colorado -  In March 2006 we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 9, 2006, pursuant to which Emerald Isle acquired an option to acquire a 100% interest in four uranium/vanadium claims known as the “Spider Rock claims”.  The total consideration that must be paid by us in order to earn a 100% interest in the property is an aggregate of US$42,500 and the issuance of an aggregate of 290,000 common shares.

Dragon Property, Utah - We recently acquired by staking additional uranium claims in the state of Utah.  This property, named the Dragon property, is comprised of 30 claims located in Beaver County, in south western Utah.  This staking agreement includes a one mile area of interest surrounding the claims, also containing potential uranium prospects.  In addition to all staking costs, we will pay a property location fee of US$10,000, 60,000 shares of common stock and a 2% NSR.

Joseph Claims, Colorado – In March 2006 we acquired an interest in an option agreement to acquire up to a 100% interest in 106 uranium and vanadium claims known as the Joseph Claims located in the Bull canyon region of Colorado near the Utah border in the Four Corners region of the United States.  The total consideration to be paid is the sum of $65,000 (which was paid) and issuance of 300,000 common (which were issued) and the issuance of an additional 300,000 common shares on the one year anniversary of the Approval and a 2% NSR.

Princeton Project, British Columbia – In August 2006 we acquired a 100% interest in the Princeton mineral claims, located in the Similkameen Mining District of British Columbia.  As consideration for the property, we agreed to pay $15,000 and 150,000 common shares for each agreement.  The property shall also be subject to a 2% NSR.  We may purchase any portion of the 2% NSR at any time for a purchase price of $900,000 for each 1%.

O8 Property, McKinley County, New Mexico

In August 2006 we acquired a 100% interest in 95 mineral claims, as more particularly described as the 08 1 to 95 mineral claims, located in McKinley County, in the State of New Mexico.  The consideration to be paid is the sum of $26,000 US (which was paid) and the issuance of 200,000 common shares (which were issued).  The property is also subject to a 2% NSR which we may purchase at any time for a purchase price of $300,000 for each 1%.

Wild Steer Claims, Colorado

In September 2006 with we acquired a 100% interest in 31 former producing mineral claims, known as the Wild Steer claims, located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado.  The total consideration to be paid is the sum of $20,000 US (which was paid), the issuance of 100,000 common shares (which were issued), and payment of an additional $60,000 US and, at our election, payment of the sum of $300,000 US or the issuance of 300,000 common shares.  The property is also subject to a 2% NSR, which we may at any time for a purchase price of $200,000 US for each 1%.

Eula Belle Project, Colorado

In October 2006 we acquired a 100% interest in 53 mineral claims, known as the Eula Belle project, located in Montrose County, in the Uravan uranium district of Colorado.  The total consideration to be paid is the sum of $20,000 US (which was paid), the issuance of 100,000 common shares (which were issued), and payment of an additional $20,000 US and, at our election, payment of the sum of $100,000 US or the issuance of 100,000 common shares.  The property is also subject to a 2% NSR, which we may at any time for a purchase price of $250,000 US for each 1%.

King Project, Colorado

In October 2006 we agreed to engage the services of each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files, to stake 250 mineral claims, known as the King project, located in Montrose County, in the Uravan uranium district of Colorado.  As consideration for their services, we agreed to pay the sum of $20,000 US (which was paid) and issue 100,000 common shares (which were issued), and to pay an additional $20,000 US and, at our option, payment of $100,000 US or the issuance of 100,000 common shares within one year from the Approval.    The property is also subject to a 2% NSR, which we may purchase at any time for a purchase price of $250,000 US for each 1%.

During the fiscal year ended July31, 2006 we raised $1,932,050 through the sale of equity securities by way of private placements, exercise of stock options and exercise of warrants.  Subsequent to the fiscal year ended July 31, 2006 and up to our fiscal quarter ended October 31, 2006, we raised $3,477,632 through the sale of equity securities.  During the fiscal year ended July 31, 2005 we raised $259,000 through the sale of equity securities, and in fiscal 2004 we raised $337,500.

Recent Private Placements

Subsequent to July 31, 2006 we completed two private placements for aggregate proceeds of $3,065,999, as follows:

(1)

In August 2006 we issued 4,999,998 units at $0.45 per unit.  A total of 2,999,998 units were flow-through and the proceeds received were $1,349,999.  Each unit consists of one flow-through common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at a price of $0.55 for a two-year period.  A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000.  Each unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.55 for a two-year period. We paid finders’ fees of $202,500 in cash and issued finders’ options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(a)

300,000 units, each unit consisting of one common share and one-half of one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period; and

(b)

200,000 units, each unit consisting of one common share and one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period.

Finder’s fees were paid to (1) Notre-Dame Capital Inc. ($131,724.92 and 370,500 compensation options; (2) Brant Securities Limited ($1,000.10 and 2,222 compensation Options; (3) Canaccord Capital Corporation ($12,275.10 and 27,278 compensation options); and (4) Desjardins Securities ($34,999).  Each compensation option is exercisable to acquire a compensation option unit, which consists of one common share and one common share purchase warrant, with each warrant exercisable at a price of $0.55 for a period of two years.

(2)

We issued 700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(a)

In September 2006, Tranche 1, we issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through.  Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period.  Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period.  A finder’s fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued.  Each whole warrant is exercisable at $0.60 for a two-year period.

(b)

In October 2006, Tranche 2, we issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through.  Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period.  Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period.  A finder’s fee of $17,268 was paid in cash.

Operating Results

Results of Operations for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

This review of the results of operations should be read in conjunction with our audited financial statements for the years ended July 31, 2006, July 31, 2005 and July 31, 2004.

Financial Results

For the year ended July 31, 2006 we incurred a net loss of $429,024 ($0.02 per share) compared to a net loss of $512,326 ($0.05 per share) for the year ended July 31, 2005.  Our costs increased in Fiscal 2006 as a result of our recent acquisitions of mineral properties and exploration and financings.  We expect we will continue to have losses for Fiscal 2007 as we develop our mineral properties.

General and administration expenses totaled $676,792 for the year ended July 31, 2006, compared to $344,816 for the year ended July 31, 2005.  We had stock based compensation of $230,392 (2005 - $67,410) as a result of the issuance of stock options.  The increase in stock-based compensation is due to the issuance of stock options being accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

We incurred consulting fees of $148,809 (2005 - $115,593) for finance and administrative services and other expenses as a result of the increased activity in fundraising, property acquisition and exploration.  Professional fees of $99,688 (2005 - $46,867) consisted of legal fees and auditing and accounting.  Filing fees of $64,475 (2005 - $24,250) consisted of filing fees with the TSX Venture Exchange and fees for our transfer agent.  Marketing and communications costs of $22,924 (2005 – 22,011) consisted of financial relations activities, including trade magazines and an investor conference.

We wrote off mineral properties totaling $44,436 (2004 - $243,510).  The Kert property in Quebec the amount of $44,435 was written off and the Lac Bienville claim in Quebec in the amount of $1 was written off.  In Fiscal 2005 the Shamrock property in the amount of $138,343 was written off as a result of poor drill results and the Otish Mountain and Lac Bienville claims in Quebec and the Durango claim in Mexico were written down to their carrying value in the amount of $105,167.

All other expenses are in the normal course of business.

For the year ended July 31, 2005 we had a net loss of $512,326 ($0.05 per share), compared to a net loss of $285,456 ($0.04 per share) for the year ending July 31, 2004.  The increase in Fiscal 2005 was mainly as a result of a write-off in mineral properties in the amount of $243,510.  We expect to continue losses for Fiscal 2006 as we develop our mineral properties.

General and administration expenses totaled $344,816 for the year ended July 31, 2005 compared to $298,693 in the prior year.  The largest four items for this fiscal year were consulting and professional fees, filing fees and marketing and communications.

We had stock based compensation of $67,410 (2004 - $53,095) as a result of the issuance of stock options.  The increase in stock-based compensation is due to the issuance of stock options being accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

We incurred consulting fees of $115,593 (2004 - $104,317) which consisted of $84,000 (2004 - $84,000) for management consulting to an officer and director, $10,954 (2004 - $Nil) for finance and administrative services to an officer, $20,639 (2004 – $20,317) for other expenses as a result of the increased activity in fundraising, property acquisition and exploration.

Professional fees of $46,867 (2004 - $38,155) consisted of $34,067 (2004 - $16,191) for legal fees as a result of our increased activities in properties and financings and $12,800 (2004 - $21,964) for auditing and accounting.

Filing fees of $24,250 (2004 - $27,934) consisted of $17,428 (2004 - $21,859) for filing fees and $6,822 (2004 - $6,075) for our transfer agent.

Marketing and communications costs of $22,011 (2004 - $11,764) consisted of financial relations activities, including trade magazines and an investor conference.

We wrote off mineral properties totaling $243,510 (2004 - $8,450).  The Shamrock property in the amount of $138,343 was written off as a result of poor drill results.  The Otish Mountain and Lac Bienville claims in Quebec and the Durango claim in Mexico were written down to their carrying value in the amount of $105,167.  In fiscal 2004 50 claims in the Otish Mountain area were abandoned.

All other expenses are in the normal course of business.

For the year ended July 31, 2004, we had a net loss of $285,456 ($0.04 per share), compared to a net loss of $220,070 ($0.04 per share) for the year ended July 31, 2003.  Our operating expenses consisted of consulting fees, which increased by $76,076 to $157,412 for Fiscal 2004 compared with $81,336 for Fiscal 2003.  This increase was mainly caused by the increase in stock based compensation from $13,618 in Fiscal 2003 to $53,095 in Fiscal 2004, an increase in consulting fees paid to a director of $15,000 and general consulting of $21,599 as a result of our increased activities.  Professional fees increased by $17,317 to $38,155 for Fiscal 2004 compared with $20,838 for Fiscal 2003.  Legal fees increased as a result of additional financings and property agreements.

Write off of mineral properties decreased by $40,688 to $8,450 for Fiscal 2004 compared with $49,138 for Fiscal 2003. During Fiscal 2003 the property in Flin Flon, Manitoba for $49,138 was written off.

Results of Operations for the three months ended October 31, 2006

Financial Results

For the three months ended October 31, 2006 we incurred a net loss of $299,974 ($0.01 per share) compared to a net loss of $99,712 ($0.01 per share) for the three months ended October 31, 2005.  Our costs increased in 2006 as a result of our recent acquisitions of mineral properties and exploration and financings.  We expect we will continue to have losses for Fiscal 2007 as we develop our mineral properties.

General and administration expenses totaled $324,856 for the three months ended October 31, 2006, compared to $103,701 for the three months ended October 31, 2005.  We had stock based compensation of $162,757 (2005 - $33,288) as a result of the issuance of stock options.  The increase in stock-based compensation is due to the issuance of stock options being accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

We incurred consulting fees of $22,216 (2005 - $3,594) for finance and administrative services and other expenses as a result of the increased activity in fundraising, property acquisition and exploration.  Professional fees of $36,914 (2005 - $2,499) consisted of legal fees and auditing and accounting.  Management fees were $25,500 (2005 - $21,000), filing fees of $27,841 (2005 - $7,032) consisted of filing fees with the TSX Venture Exchange and fees for our transfer agent.  Marketing and communications costs of $11,782 (2005 – 3,139) consisted of financial relations activities, including trade magazines and an investor conference.

All other expenses are in the normal course of business.

Mineral Properties

During fiscal 2006, 2005 and fiscal 2004, we incurred the following expenditures on exploration of properties, net of amounts written down, as follows:

Expressed in Cdn. $	July 31, 2006	July 31, 2005	July 31, 2004
Otish Mountain, Quebec	N/A	(70,287)	21,941
Lac Beinville, Quebec	(1)	(25,505)	25,506
Charles, Quebec	N/A	5,000	N/A
Kert, Quebec	(37,530)	37,530	N/A
Shamrock, BC	N/A	(61,207)	61,207
Stirrup, BC	168,380	38,064	25,000
Lucky Boy, BC	130,449	24,000	N/A
Durango, Mexico	N/A	(9,375)	Nil
East Walsh, Colorado	220,565	N/A	N/A
Zeus, BC	117,940	N/A	N/A
Big Mac, PQ	92,500	N/A	N/A
Skoonka Creek, BC	170,231	N/A	N/A
Spider Creek, Colorado	150,500	N/A	N/A
Total	$1,013,034	(61,780)	133,654

During the year ended July 31, 2006, we acquired the Locuist, Zeus, Big Mac, Skoonka and Spider Rock properties for an aggregate of $712,865.  We abandoned the Lac Beinville property and we abandoned the Kert property and wrote off the property expenditures in the amount of $44,436.  We carried out work on the Kert ($6,905), Lucky Boy ($130,449) and Skoonka Creek ($34,231) properties for an aggregate of $171,585.

During the fiscal year ended July 31, 2005, we wrote off property costs in the aggregate of $243,510 for the Otish Mountain, Lac Beinville, Shamrock and Durango properties.  We paid $101,530 in acquisition and assessment/renewal costs for the Charles, Stirrup, Kert and Lucky Boy properties.  We carried out work on each of the Shamrock ($77,136) and Stirrup ($3,064) properties for an aggregate of $80,200.

During the fiscal year ended July 31, 2004, we paid $29,141 for acquisition and assessment/renewal costs for the Otish Mountain property and we wrote off property expenses in the sum of $7,200.  We paid $25,506 for acquisition and assessment/renewal costs for the Lac Beinville property.  For the Shamrock property we paid acquisition and assessment/renewal costs of $26,170 and carried out a work program in the sum of $35,037.  We also paid $25,000 for acquisition costs for the Stirrup property.

Liquidity and Capital Resources

Liquidity – July 31, 2006, July 31, 2005 and July 31, 2004

We had cash on hand of $919,635 as of July 31, 2006 (2005 - $36,687).  Our working capital at July 31, 2006 was $816,406 (2005 – $(197,497)).  We currently have sufficient cash resources to meet our ongoing obligations as they become due for a period of 12 months.

We had cash on hand of $36,687 as of July 31, 2005 (2004 - $102,059).  Our working capital at July 31, 2005 was a deficiency of $197,497 (2004 - $47,837).

We had cash on hand of $102,059 as of July 31, 2004 (2003 - $2,399).  Our working capital at July 31, 2004 was a deficiency of $47,837 (2003 - $213,955).

Liquidity – October 31, 2006

We had cash on hand of $3,557,928 as of October 31, 2006, compared to $111,610 for the three months ended October 31, 2005.  Our working capital at October 31, 2006 was $3,452,848, compared to a working capital deficiency of $37,751 for the three months ended October 31, 2005.   We currently have sufficient cash resources to meet our ongoing obligations as they become due for a period of 12 months.

Financings – Year ended July 31, 2006

During the year ended July 31, 2006, we completed three private placement financings for total gross proceeds of $1,545,599.

On September 14, 2005 we completed a private placement of 3,000,000 units at a price of $0.10 per unit for gross proceeds of $300,000.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.15 per share on or before September 6, 2006.

On December 30, 2005 we completed a private placement of 2,751,998 flow-through units at a price of $0.30 per unit for gross proceeds of $825,599.  Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before December 30, 2006 or at a price of $0.50 per share on or before December 30, 2007.

On February 15, 2006 we completed a private placement of 1,500,000 units at a price of $0.28 per unit for gross proceeds of $420,000.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 per share on or before February 15, 2007 or at a price of $0.50 per share on or before February 15, 2008.

In addition, in September 2005, we issued 312,500 shares at a deemed price of $0.10 per share in settlement of $31,250 of debt owed to a director.

Financings – Year ended July 31, 2005

During the year ended July 31, 2005, we completed three financings for total gross proceeds of $234,500:

On January 1, 2005 we completed a private placement of 300,000 flow-through units at a price of $0.15 per unit for gross proceeds of $45,000.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before December 31, 2005 or at a price of $0.30 per share on or before December 31, 2006.  As of July 31, 2006, no warrants associated with this private placement had been exercised.

On January 1, 2005 we completed a private placement of 396,667 units at a price of $0.15 per unit for gross proceeds of $59,500.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before December 31, 2005 or at a price of $0.30 per share on or before December 31, 2006.  As of July 31, 2006, 105,000 warrants associated with this private placement were exercised.

On April 9, 2005 we completed a private placement of 200,000 flow-through units and 800,000 units at a price of $0.13 per unit for gross proceeds of $130,000.  Each unit consisted of one common share and one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before April 7, 2006 or at a price of $0.30 per share on or before April 7, 2007.  As of July 31, 2006, 900,000 warrants associated with this private placement were exercised.

Financings – Year Ended July 31, 2004

During the year ended July 31, 2004, we completed three private placement financings for total gross proceeds of $287,500.

On September 24, 2003 we completed a private placement of 1,000,000 units at a price of $0.075 per unit for gross proceeds of $75,000.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.10 per share, which warrants expired on September 24, 2004.

On December 17, 2003 we completed a private placement of 250,000 flow-through units at a price of $0.25 per unit for gross proceeds of $62,500.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.30 per share on or before December 18, 2004 or at a price of $0.40 per share on or before December 18, 2005.

On July 28, 2004 we completed a private placement of 1,000,000 units at a price of $0.15 per unit (of which 725,000 units were flow-through) for gross proceeds of $150,000.  Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 per share on or before July 28, 2005 or at a price of $0.30 per share on or before July 28, 2006.

Capital Resources

Our authorized capital consists of an unlimited number of common shares without par value.  At October 31, 2006 we had 32,925,178 issued and outstanding common shares (July 31, 2006 – 23,245,347).

We adopted an amended formal written stock option plan on January 16, 2006.  Under this plan, we may grant options for up to 2,358,669 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less a discount of up to 25% based on the policies of the TSX Venture Exchange.  Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released on the date that the TSX Venture Exchange approves the granting of the option and 12½% every quarter thereafter.  The options can be granted for a maximum term of 5 years.

There were 2,206,000 stock options outstanding as of the year ended July 31, 2006, with exercise prices ranging between $0.10 and $0.61 per share and expiring between September 24, 2008 and April 12, 2011.  During the year a total of 505,000 options were exercised at exercise prices ranging between $0.10 and $0.16 per share.  1,370,000 stock options were granted during the year.

As at July 31, 2006 we had 4,461,832 warrants outstanding with exercise prices ranging from $0.15 per share to $0.50 per share with expiry dates ranging from December 31, 2006 and February 15, 2008.  During the year, a total of 1,647,500 warrants were exercised, for gross proceeds of $329,625.  If exercised as of a current date, the outstanding warrants would increase our available cash by $1,498,525.

There were 1,676,000 stock options outstanding as of the fiscal year ended July 31, 2005, of which 874,750 were fully vested, with exercise prices ranging between $0.10 and $0.24 per share, and expiring between September 23, 2008 and July 12, 2010.  During the year a total of 245,000 options were exercised.  1,225,000 stock options were granted during the year, with exercise prices ranging between $0.12 and $0.16 per share.  As at July 31, 2005 we had 1,973,322 warrants outstanding with exercise prices ranging from $0.20 per share to $0.40 per share with expiry dates ranging from December 17, 2005 and April 8, 2006.

There were 896,000 stock options outstanding as of the fiscal year ended July 31, 2004, of which 495,000 were fully vested, with exercise prices ranging between $0.10 and $0.24 and expiring between September 23, 2008 and March 2, 2009.  During the year a total of 477,000 options were cancelled.   896,000 stock options were granted during the yea, with exercise prices ranging between $0.10 and $0.24 per share.  As at July 31, 2004 we had 625,000 warrants outstanding with exercise prices ranging from $0.25 per share to $0.40 per share, with expiry dates ranging from December 17, 2005 and July 28, 2006.  During the year, a total of 500,000 warrants were exercised for gross proceeds of $50,000.

There were 2,345,000 stock options outstanding as of the three months ended October 31, 2006, with exercise prices ranging between $0.12 and $0.67 per share and expiring between March 9, 2009 and October 26, 2011.  During the period a total of 766,000 options were exercised at exercise prices ranging between $0.10 and $0.58 per share.  905,000 stock options were granted during the period.

As at October 31, 2006 we had 9,030,597 warrants outstanding with exercise prices ranging from $0.25 per share to $0.60 per share with expiry dates ranging from December 31, 2006 and September 26, 2008.  During the three months ended October 31, 2006, a total of 1,323,833 warrants were exercised, for gross proceeds of $299,783.  If exercised as of a current date, the outstanding warrants would increase our available cash by $3,870,759.

US GAAP Reconciliation

Under Canadian GAAP, it is acceptable to defer mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that a company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and a company has the ability and intention to pursue exploitation of these reserves.

Future income taxes related to flow-through shares for renunciation of qualified resource expenditures are treated as a cost of issuing those securities under Canadian GAAP.  Under US GAAP, these costs are included in the future tax provision.

Under Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in our financial position, results of operations or cash flows for the years ended July 31, 2005, 2004 and 2003.

We have adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by us is permissible under both Canadian and US standards.

Off-Balance Sheet Arrangements.

Not applicable.

Contractual Obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Stirrup Property, BC (1)	$130,000 300,000 shares	N/A	N/A	N/A	N/A
Lucky Boy Property, BC (2)	$210,000 100,000 shares	N/A	$120,000	N/A	N/A
Zeus Property, BC	$15,000 350,000 shares	N/A	N/A	N/A	N/A
Skoonka Creek, BC (3)	$110,000 700,000 shares	$20,000 100,000 shares	$30,000 200,000 shares	$40,000 300,000 shares (4)	N/A
Big Mac, Quebec	$7,500 200,000 shares	N/A	N/A	N/A	N/A
Charles, Quebec	$5,000	N/A	N/A	N/A	N/A
Locuist, Utah	$35,000 US 600,000 shares	N/A	N/A	N/A	N/A
Spider Rock, Colorado	$42,500 US 290,000 shares	N/A	N/A	N/A	N/A
Dragon Property, Utah	$10,000 US 60,000 shares	N/A	N/A	N/A	N/A
Joseph Claims, Colorado	$65,000 US 600,000 shares	300,000 shares	N/A	N/A	N/A
Princeton Project, BC	$15,000 150,000 shares	N/A	N/A	N/A	N/A
08 Property, New Mexico	$26,000 US 200,000 shares	N/A	N/A	N/A	N/A
Wild Steer, Colorado	$380,000 US 300,000 shares	$120,000 US (5)	$240,000 US (6)	N/A	N/A
Eula Belle, Colorado	$140,000 US 100,000 shares	$120,000 US (7)	N/A	N/A	N/A
King Project, Colorado	$140,000 US 100,000 shares	$120,000 US (8)	N/A	N/A	N/A
Total	$492,500 $788,500 US 3,990,000 shares	$20,000 $360,000 US 400,000 shares	$150,000 $240,000 US 200,000 shares	$40,000 300,000 shares	N/A

(1)

An additional 300,000 common shares must be issued upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

(2)

An additional 200,000 common shares must be issued upon our receipt of a positive feasibility study recommending placing the mineral claims into commercial production;

(3)

An additional 400,000 shares or $600,000 cash (at our option) will be issued upon our receipt of a positive feasibility study and payable within six months of start of production.

(4)

We may elect, at our option to pay the sum of $300,000 in lieu of the 300,000 common shares.

(5)

We may, at our option, issue 100,000 common shares in lieu of $100,000 US.

(6)

We may, at our option, issue 200,000 common shares in lieu of $200,000 US.

(7)

We may, at our option, issue 100,000 common shares in lieu of $100,000 US.

(8)

We may, at our option, issue 100,000 common shares in lieu of $100,000 US.

Critical Accounting Policies

Our management is required to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe our policies for mineral property interests, long-lived assets, asset retirement obligations, income taxes, and stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of our financial statements.

Our accounting policies are set out in the notes to the accompanying consolidated financial statements.

Recent Accounting Pronouncements

U.S. Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153, “Exchange of Non-monetary Assets – an amendment of APB Opinion No. 29” (SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005.  We do not expect that adoption of SFAS 153 will have a material impact on our results from operations or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statement”, and changes the requirements for the accounting for and reporting of a change in accounting principle.  This statement applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  When a pronouncement includes specific transaction provisions, those provisions should be followed.  SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 is issued.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As we are using fair value method to recognize stock-based compensation, we do not expect that adoption of SFAS

Canadian Standards

In June 2003 and amended in September 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), which is harmonized with FASB Interpretation No. 46R with the same title, to provide guidance for applying the principles in Section 1590 “Subsidiaries”, to certain special-purpose entities.  The consolidation requirement in the Guideline is effective for all annual and interim periods beginning on or after November 1, 2004.  The amendments are intended to result in more consistent application of consolidation principles to variable interest entities (VIEs), in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest.  We do not expect that adoption of AcG-15 will have a material impact on our results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor, which provides guidance on how a customer (including a reseller) of a vendor’s products should account for cash consideration received from a vendor.  EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004.  As we are still in pre-operating stage with no revenue, we do not expect that adoption of EIC-144 will have a material impact on our results from operations or financial position.

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows.  EIC–152 will apply for financial years beginning on or after March 16, 2005.  As we are not an operating stage entity and capitaliz deferred exploration cost under AcG-11, we do not expect that adoption of EIC-152 will have a material impact on our results from operations or financial position unless development of properties occurs.

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income.  The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements.  Section 1530 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 “Equity”.  The new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting year.  The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the year, including comprehensive income, as well as components of equity at the end of the year. Section 3251 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement.  Section 3855 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, which replaces section 3860 “Financial instruments – disclosure and presentation”, and establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  Section 3861 will apply for fiscal years beginning on or after November 1, 2004.

Safe Harbor

Forward Looking Statements

The foregoing Operating and Financial Review and Prospects contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, our business strategies, continued growth in our markets, projections, and anticipated trends in our business and the industry in which we operate.  The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements.  These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, certain of which are beyond our control.  We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for our Technology, competitive pricing pressures and the level of expenses incurred in our operations.  In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate.  We disclaim any intent or obligation to update "forward looking statements".

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

Directors and Senior Management

Name	Position	Age	Date of First Election or Appointment
Leonard J. Harris (1)	President, CEO, CFO Director	69	December 18, 1989
David John Hudson (1)	Director	57	December 16, 1982
James Albert Turner (1)	Director	60	February 20, 2006
Roger Laine	Director	52	April 27, 2006
Blaine Bailey	Corporate Secretary	54	January 14, 2005

(1)

Member of Audit Committee

Leonard J. Harris has been our President, CEO and CFO and a director since December 18, 1989. His business functions as President and Chief Executive Officer include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/activities, and reporting to the Board of Directors.  He devotes ___% of his time during a typical work week to our business.  Mr. Harris is a well-known and highly respected business entrepreneur who has founded and/or been involved in the development of a number of successful businesses over the years, mostly in the natural resource sector.  In the late 1960's he started his professional career as a registered representative with Hemsworth Turton & Co., where he became an assistant to the head trader in less than 2 years.  From 1972-1989 Mr. Harris was a registered representative with Jones Gable & Co., where he rapidly became a top tier producer in the firm.

Mr. Harris completed the Prospectors Course conducted by the University of British Columbia to enhance his knowledge of mining and geology, and proceeded to specialize in mining and oil & gas securities.  Over the course of a couple of decades, he sponsored and acted as fiscal agent for a number of successful natural resource companies, raising millions of dollars for numerous exploration projects.

David John Hudson has a director since December 16, 1982.  Mr. Hudson is a self-employed chartered accountant with David J. Hudson, Chartered Accountant since 1982.  He has been involved with various public companies as a director or management for the past 16 years, after working as a chartered accountant for Clarkson Gordon and Henfrey & Co. of Vancouver, British Columbia.  Mr. Hudson qualified as a chartered accountant with Peat Marwick Mitchell in Leeds, England in 1973 and soon after moved to Vancouver to practice with Touche Ross, where he qualified in 1979 as a Canadian chartered accountant. Mr. Hudson has run his own chartered accountancy practice from 1982 to present.

James Albert Turner has been a director since February 20, 2006.  Mr. Turner has extensive experience in exploration for base metals, precious metals and diamonds.  He graduated in 1971 from the University of British Columbia with a P.Geo, B.Sc.  During his career he has worked in British Columbia, the Northwest Territories, Baffin Island, Yukon Territory, Mali, Ghana, Panama, U.S.A and Brazil.  Mr. Turner has held positions as Manager/Project Geologist for Newmont; Manager/Project Geologist for Noranda; Project Manager with Terrasat Geomatics Inc; Computer Geologist for Mind Quest Exploration Associates.

Roger Laine has been a director since April 27, 2006.  Mr. Laine is an experienced geological engineer with a Ph.D. in geosciences from the University of Arizona at Tucson.  Familiar with exploration and development, budgeting and programming, diamond/reverse circulation drilling, core/geotechnical logging, geostatistics and reserve estimating, underground and open-pit mines, grade and quality control, geochemistry, and geophysics, he has international exposure in the Americas, West & Central Africa, and Europe, combined with 14 years uranium experience with Cogema. He was VP of exploration for Amok Ltd., a subsidiary of Cogema, mining uranium deposits in the Cluff Lake area in the Athabasca Sandstone Basin, in northern Saskatchewan.

Blaine Bailey has been our Corporate Secretary since January 14, 2005.  Mr. Bailey graduated from the University of Manitoba in 1977 with a Bachelor of Commerce and has held the professional designation of certified general accountant since 1983.  Mr. Bailey has acted as a principal of Promaid Services Ltd. since September 2002 and as CFO of Qumana Software Inc., a technology company based in Vancouver, since April 2000.  He has also been a director of Qumana Software Inc. since May 1999.  In addition, Mr. Bailey is currently acting as CFO of Jet Gold Corp. (since October, 2003), CFO of St Eugene Mining Corporation Ltd. (since November 2005) and CFO of Consolidated Gulfside Resources (since July 2005).

We have also formed a Geological Advisory Board, as follows:

Richard Garnett, Ph.D., MBA, Geo. has more than 45 years of hands-on professional experience in several areas of the mining industry and is very well respected for his many accomplishments.  Mr. Garnett earned a BSc degree in mining engineering in 1957 and followed with a PhD in Economic Geology from the Royal School of Mines and Imperial College, University of London, England.  Early in his career he was a chief Geologist working for several mining companies including Geevor Tin Mines Ltd. (England) and Associated Mines Ltd. (Malaysia). Mr. Garnett was a Sr. Mining Engineer for Patino Mining Corp. (Quebec) and a Regional Manager for Rio Tinto Zinc hi South East Asia.

Mr. Garnett held various managerial positions for 14 years for Anglo American Corp. of S.A. Ltd. and the DeBeers Group where he supervised projects in South Africa and a number of countries all over the world. In 1987 he was appointed Vice President of Hudson Bay Mining & Smelting Co. Ltd. Canada. In 1991 Mr. Garnett established his own consulting company, Valrik Enterprises Inc., and has since provided a wide range of geological and project assessment assistance to a number of small as well as large mining companies. In 1994, Mr. Garnett was instrumental in discovering the Voisey Bay nickel cobalt ore body for Diamondfields Resources.

Robert Card, BA is a successful business owner who has many years of experience in start-up companies and financing their development and growth.  He was a registered representative for investment firms in Calgary and Vancouver prior to becoming a corporate financial consultant for over 25 years.  Most of his management expertise and experience has been in the natural resource sector, where he has helped to raise many millions of dollars for various exploration and development projects.  Mr. Card has served as an officer and/or director of several public companies over the years and currently is the President and a Director of Jet Gold Corp.

N. Ralph Newson, M.Sc, P.Eng, P.Geo has a B.Sc. and M.Sc. degrees from Queen's University at Kingston, Ontario.  He is a Professional Engineer and a Professional Geoscientist in Saskatchewan, and a Professional Geoscientist in Manitoba and New Brunswick. He has over 40 years experience in exploration for base and precious metals, diamonds, industrial minerals and uranium, in technical, management, and senior executive positions. He was in charge of uranium exploration of the Kitts-Michelin belt of the Central Labrador Mineral Belt, for Brinex, a Rio Tinto subsidiary, and also explored for uranium in Nova Scotia, Québec, Ontario, the NWT, and the Athabasca Basin of Saskatchewan. He attended the NATO Advanced Institute in Prospecting for Uranium at Imperial College, London. Since 1980, he has operated a private company offering consulting and contracting services to the mining industry. He has been a director of a number of companies, and is presently a director of the Prospectors' and Developers' Association of Canada.

Ian Ward - Mr. Ian Ward has had much success as an entrepreneur and business executive in Europe, China and North America.  Through his worldwide network of financial contacts he will add considerable value to the Company in financial matters, fundraising and corporate visibility.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any of the Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

Compensation

The following table sets out the compensation information for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004 for our directors and members of our administrative, supervisory or management bodies.

	Annual Compensation				Long Term Compensation
	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Awards	Payouts
Name and Principal Position					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (Cdn$)	LTIP Payouts (Cdn$)	All other Compen-sation (Cdn$)
Leonard J. Harris President, CEO, CFO and Director	July 31/06 July 31/05 July 31/04	91,500 84,000 (1) 84,000 (2)	N/A N/A N/A	N/A N/A N/A	555,000 485,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
David J. Hudson, Director	July 31/06 July 31/05 July 31/04	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	75,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
James Turner Director	July 31/06 July 31/05 July 31/04	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	100,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Roger Laine, Director	July 31/06 July 31/05 July 31/04	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	160,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Blaine Bailey, Corporate Secretary	July 31/06 July 31/05 July 31/04	N/A N/A N/A	N/A N/A N/A	7,980 10,954 N/A	N/A 40,000 60,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Paid.

(2)

Accrued.

During the financial year ended July 31, 2006, a total of 890,000 stock options were granted to our directors and executive officers as follows.

Name of Director or Executive Officer	% of Total Options Granted as of year ended July 31, 2006	Number Of Options Granted (1)	Date of Grant	Exercise Price per Share ($)(2)	Expiry Date	Mkt. Value of Securities Underlying Options on Date of Grant ($)
Leonard. J. Harris	11.3% 13.8%	250,000 305,000	Nov. 1, 2005 Feb. 23, 2006	0.37 0.40	Nov. 1, 2010 Feb. 23, 2011	0.30 0.39
David J. Hudson	3.3%	75,000	Feb. 23, 2006	0.40	Feb. 23, 2011	0.39
James A. Turner	4.5%	100,000	Feb. 23, 2006	0.40	Feb. 23, 2011	0.39
Roger Laine	4.5% 2.7%	100,000 60,000	Mar. 23, 2006 April 12, 2006	0.58 0.61	Mar. 23, 2011 April 12, 2011	0.58 0.61

(1)

These options vest as to 25% upon granting and 12½% every three months subsequent to the date of grant.

(2)

The exercise price is determined by the Board of Directors but shall be no less than the trading price of our common shares on the TSX Venture Exchange at the time of the grant of the option.

The following table gives certain information concerning stock option exercises during the year ended July 31, 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Aggregated Stock Options Exercises in Fiscal 2006 Fiscal Year End Unexercised Stock Options Fiscal Year End Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Leonard. J. Harris	125,000	12,500	588,750 / 251,250	$93,362 / $13,337
David J. Hudson	35,000	3,500	28,125/46,875	N/A
James A. Turner	Nil	Nil	37,500/62,500	N/A
Roger Laine	37,500	4,500	72,500 / 125,000	$2,250 / $4,500
Blaine Bailey	Nil	Nil	95,000 / 5,000	$9,550 / $850

(1)

Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year end, respectively, and the exercise of based price of the options.

Director Compensation

We have no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently.

Stock Options

We may grant stock options to Directors, Senior Management and employees pursuant to our Stock Option Plan approved by our shareholders on January 16, 2006.  During the fiscal year ended July 31, 2006 we granted stock options to purchase an aggregate of 1,370,000 common shares.  During the year, stock options to purchase an aggregate of 505,000 common shares were exercised.

Change of Control Remuneration

We did not have any plans or arrangements in respect of remuneration received or that may be received by our Executive Officers in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per person.

Other Compensation

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in Item 6 herein, we had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or Senior Management.

Pension/Retirement Benefits

No funds were set aside or accrued by us during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Senior Management.

Board of Director Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished to us by our independent auditors.  The current members of our Audit Committee are: Leonard J. Harris, David J. Hudson and James A. Turner.

Employees

We do not currently have any employees.  We retain consultants on an “as needed” basis.

Share Ownership

The following table lists, as of January 30th, 2006, and based on our currently issued and outstanding capital of 35,022,676 common shares, Directors and Senior Management who beneficially own our voting securities, consisting solely of common shares, and the amount of voting securities owned by the Directors and Senior Management as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Leonard J. Harris (1)	1,812,622	5.18%
Common	David John Hudson (2)	82,957	0.24%
Common	James Albert Turner (3)	100,000	0.29%
Common	Roger Laine (4)	45,000	0.13%
Common	Blaine Bailey (5)	65,000	0.19%

(1)

Of these shares, 250,000 common shares are represented by outstanding stock options and 193,000 common shares are represented by share purchase warrants.

(2)

Of these shares, 75,000 common shares are represented by outstanding stock options.

(3)

These shares represent outstanding stock options.

(4)

Of these shares, 37,500 common shares are represented by outstanding stock options.

(5)

These shares represent outstanding stock options.

Stock Options

The terms of incentive options granted by us are in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, which rules include the maximum number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  We adopted a formal written stock option plan on December 11, 2002, which was subsequently amended on January 16, 2006.

The names and titles of our Directors and Executive Officers to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of July 31, 2006, which also includes the number of options granted to independent contractors.

Name	Number of Shares of Common Stock	Exercise Price ($)	Grant Date	Expiration Date

Officers/Directors:

Leonard J. Harris	250,000 485,000 105,000	0.37 0.13 0.40	Nov. 1, 2005 Feb. 16, 2005 Feb. 23, 2006	Nov. 1, 2010 Feb. 16, 2010 Feb. 23, 2011
David John Hudson	75,000	0.40	Feb. 23, 2006	Feb. 23, 2011
James Albert Turner	100,000	0.40	Feb. 23, 2006	Feb. 23, 2011
Roger Laine	37,500 100,000 60,000	0.12 0.58 0.61	July 12, 2005 Mar 23, 2006 April 12, 2006	July 12, 2010 Mar 23, 2011 April 12, 2011
Blaine Bailey	60,000 40,000	0.24 0.13	March 2, 2004 Feb. 16, 2005	March 2, 2009 Feb. 16, 2010

Consultants / Employees
	66,000	0.01	Sept. 24, 2003	Sept. 24, 2008
	122,500	0.13	Feb. 16, 2005	Feb. 16, 2010
	50,000	0.16	March 15, 2005	March 15, 2010
	200,000	0.12	July 12, 2005	July 12, 2010
	100,000	0.37	Nov. 1, 2005	Nov. 1, 2010
	155,000	0.40	Feb. 23, 2006	Feb. 23, 2011
	200,000	0.58	March 23, 2006	March 23, 2011

Total Officers and Directors

1,312,500

Total Consultants

   893,500

Total 2,206,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not, directly or indirectly, owned or controlled by another corporation or by any foreign government, or by any other natural or legal person.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by the directors and senior officers as a group is 2,463,579 common shares (including unexercised stock options and share purchase warrants), representing 10.12% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

Major Shareholders

As of December 31, 2006, there are no persons beneficially owning 5% or more of our issued and outstanding common stock:

Significant Changes in Major Shareholders’ Holdings.

Not applicable.

Different Voting Rights.

Our major shareholders do not have different voting rights.

Canadian Share Ownership.

On January 30th, 2007, our shareholders list showed 35,022,676 common shares outstanding with 287 registered shareholders.  Of those shareholders, 111 Canadian shareholders own an aggregate of 28,194,469 common shares and 174 US shareholders own an aggregate of 6,706,007 common shares, with the remaining 122,200 common shares being owned by 2 shareholders outside of Canada and the US.

Control of the Company

We are a publicly owned Canadian corporation, with shareholders in Canada, the United States and other foreign jurisdictions.  We are not controlled by any foreign government or other person.

Change of Control of Company Arrangements

Not applicable.

Related Party Transactions

During the year ended July 31, 2006 we entered into transactions with related parties as follows:

•

Consulting fees of $91,500 (2005 - $84,000) paid or payable to a director and consulting fees of $7,980 (2005 - $10,954) to an officer and $16,300 (2005 ($Nil) paid or payable to a director for geological consulting.

•

We paid $45,000 for amounts owned to an officer and director.

•

We issued 312,500 common shares to an officer and director at a deemed price of $0.10 per share, for settlement of debt in the amount of $31,250.

•

A director participated in a private placement and received 60,000 shares and 30,000 warrants at a price of $0.10 per unit, for total consideration of $6,000.

•

A director participated in a private placement and received 38,000 shares and 38,000 warrant at a price of $0.28 per unit, for total consideration of $10,640.

•

Directors exercised 206,250 stock options for proceeds of $26,750 and 25,000 warrants for proceeds of $6,250.

We entered into transactions with related parties during the year ended July 31, 2005 as follows:

•

Consulting fees of $84,000 (2004 - $84,000) paid or payable to a director and consulting fees of $10,954 paid to an officer.

•

We issued 664,606 common shares to an officer and director at a deemed price of $0.18 per share, for settlement of debt in the amount of $119,629.  An additional 21,400 common shares were issued to a different director at a price of $0.18 per share, for settlement of debt in the amount of $3,852.

•

A director participated in a private placement and received 50,000 shares and 25,000 warrants at a price of $0.15 per unit, for total consideration of $7,450.

•

A director and officer participated in another private placement and received 250,000 shares and 125,000 warrants at a deemed price of $0.035 per share, for total consideration of $8,750.

•

During the 2005 fiscal year, stock-based compensation expense included $27,733 (2004 - $10,074) related to options granted to directors.

•

Directors exercised 226,250 options for proceeds of $22,625.

During the three months ended October 31, 2006 we entered into transactions with related parties as follows:

•

Consulting fees of $25,500 (2005 - $21,000) paid or payable to a director and consulting fees of $3,452 (2005 - $1,998) to an officer and $19,889 (2005 ($Nil) paid or payable to a director for geological consulting.

•

A director participated in a private placement and received 10,000 units shares at a price of $0.48 per unit, for total consideration of $4,800.

•

Directors and officers exercised 557,500 stock options for proceeds of $72,100 and 30,000 warrants for proceeds of $4,500.

Accounting Fees

During the year ended July 31, 2006, we paid audit fees of $22,784 (2005 -$9,745) and tax fees of $1,000 (2005 - $755) to Smythe Ratcliffe LLP, Chartered Accountants.

Shareholder Loans

Not applicable.

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management or members of the Board of Directors, other than regular management fees or as above.

There have been no transactions since July 31, 2006, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

See our audited consolidated financial statements for the fiscal years ended July 31, 2006, July 31, 2005 and July 31, 2004 attached hereto.

Dividend Policy

We have not declared or paid any cash dividends on its capital stock.  We do not currently expect to pay cash dividends in the foreseeable future.

Legal/Arbitration Proceedings

There are no material, active or pending, legal proceedings against us; nor are we involved as a plaintiff in any material proceeding or pending litigation.

Our Directors and the management know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

Significant Changes

There have been no significant changes since the date of our annual financial statements.

ITEM 9.  THE OFFER AND LISTING

Common Share Trading Information

The following table lists the high and low prices for our common shares on the TSX Venture Exchange for the last six months, fiscal quarters for the last two completed fiscal years, and the last five fiscal year ends.

Period	High Cdn $	Low Cdn. $
Month ended December 31, 2006	1.09	0.76
Month ended November 30, 2006	1.09	0.68
Month ended October 31, 2006	0.86	0.57
Month ended September 30, 2006	1.17	0.59
Month ended August 31, 2006	1.04	0.31
Month ended July 31, 2006	0.35	0.19

Fiscal quarter ended July 31, 2006	0.53	0.19
Fiscal year ended April 30, 2006	0.88	0.35
Fiscal quarter ended January 31, 2006	0.40	0.25
Fiscal quarter ended October 31, 2005	0.50	0.11
Fiscal quarter ended July 31, 2005	0.15	0.09

Period	High Cdn $	Low Cdn. $
Fiscal year ended April 30, 2005	0.16	0.11
Fiscal quarter ended January 31, 2005	0.17	0.11
Fiscal quarter ended October 31, 2004	0.20	0.14

Fiscal year ended July 31, 2006	0.88	0.11
Fiscal year ended July 31, 2005	0.20	0.09
Fiscal year ended July 31, 2004	0.30	0.06
Fiscal year ended July 31, 2003	0.31	0.08
Fiscal year ended July 31, 2002	0.38	0.14

Common Share Description

Our authorized share capital consists of an unlimited number of common shares without par value.  All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or our Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approved by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of our common shares while there is any arrearage in the payment of dividends or sinking fund installments.

Convertible Securities / Warrants

The following table lists, as of July 31, 2006, the share purchase warrants outstanding.  As of July 31, we were aware of 125 holders of our 4,461,832 share purchase warrants, 104 of whom were resident in Canada, Nil holders were offshore and 21 holders were resident in the United States.  These warrants were issued in conjunction with five private placements and the purchase of a total of 9,251,998 common shares.

Effective Date of Issuance	Number of Share Purchase Warrants Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

December 31, 2004	243,333	$0.25	$0.30	December 31, 2006
April 8, 2005	100,000	$0.25	$0.30	April 8, 2007
September 6, 2005	1,007,500	$0.15		September 6, 2006
December 30, 2005	1,375,999	$0.40	$0.50	December 30, 2007
December 30, 2005	200,000	$0.40	$0.50	December 30, 2007
February 15, 2006	1,535,000	$0.40	$0.50	February 15, 2008

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “URA.”  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

As a foreign private issuer, our officers, directors and 10% beneficial owners we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

ITEM 10.  ADDITIONAL INFORMATION

Share Capital

Not applicable.

Authorized/Issued Capital

Our authorized share capital consists of an unlimited number of common shares without par value.  On October 31, 2006, there were 32,925,178 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash. During the fiscal year ended July 31, 2003, 62,500 common shares were issued in payment of a mineral property.  During the fiscal year ended July 31, 2004, 300,000 common shares were issued in payment of a mineral property and 889,094 common shares were issued in settlement of debt.  During the fiscal year ended July 31, 2005, 350,000 common shares were issued in payment of a mineral property.  During the year ended July 31, 2006, 1,700,000 common shares were issued in payment for mineral properties and 312,500 common shares were issued in settlement of debt.

Resolutions/Authorizations/Approvals

Not applicable.

Memorandum and Articles of Association

We were incorporated on October 5, 1979 under Certificate of Incorporation No. BC0198095 issued by the Registrar of Companies on registration of our Memorandum and Articles under the Company Act (British Columbia), which has now been replaced by the Business Corporations Act (British Columbia).  Under the Business Corporations Act (British Columbia) we are permitted to conduct any lawful business that we are not restricted from conducting by our memorandum and articles, neither of which contain any restriction on the business we may conduct.  We completed our transition under the Business Corporations Act by filing a Transition Application on April 16, 2004.  We subsequently increased our authorized share capital from 100,000,000 common shares to an unlimited number of common shares without par value and adopted a new form of Articles pursuant to the Business Corporations Act.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with us must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter.  Our Articles permit an interested director to be counted in the quorum and the Business Corporations Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity.  Hence, directors can vote compensation to themselves or any of their members.  The board of directors has an unlimited power to borrow, issue debt obligations and to charge our assets, provided only that such power is exercised bona fide and in our best interests.  There is no mandatory retirement age for directors. A director is not required to have any share qualification.

We have only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors.  A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation.  Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all of our directors.  Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of our surplus assets after payment to creditors on any winding up, liquidation or dissolution.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by us.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the Business Corporations Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of shareholders, the notice of which is accompanied by an information circular describing the proposed action and its effect on the shareholders.  Shareholders representing 10% of our common shares who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order us to purchase the shares of any shareholder at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting.  The Board may call an extraordinary general meeting at any time.  Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute.  A shareholder or shareholders having in the aggregate 5% of our issued shares may requisition a meeting and the Board is required to hold such meeting within four months of such requisition.  Admission to such meetings is open to registered shareholders and their duly appointed proxies.  Others may be admitted subject to the pleasure of the meeting.

Our memorandum and articles contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on our sharess.  There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in our notice of articles and articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There is no provision in our articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level.  Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia, where we are a reporting company, require any person holding or having control of more than 10% of our issued shares to file insider returns disclosing such share holdings.

Material Contracts

We have entered into the following material contracts, which are currently in effect:

1.

Option Agreement dated March 19, 2004 with Fayz Yacoub (attached to this Form 20-F as Exhibit 4.1) pursuant to which we were granted an option to earn an 85% interest in certain mineral claims located in Clinton, British Columbia.

2.

Option agreement dated March 17, 2005 with Ellsworth Dickson, Glen Dickson, Paul Dickson and Rene Doyharcabal (attached to this Form 20-F as Exhibit 4.2) pursuant to which we were granted an option to earn an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in British Columbia,

3.

Purchase agreement dated December 7, 2005 with Xen Stefanopoulos (attached to this Form 20-F as Exhibit 4.3) pursuant to which we acquired a 100% interest in the Zeus and Zeus #1 claim located in Lillooet B.C.

4.

Option agreement dated February 7, 2006 with Allen Harvey and Francis La Roche (attached to this Form 20-F as Exhibit 4.4) pursuant to which we acquired an option to earn a 100% interest in 96 claims known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims, in the Skoonka Creek area of British Columbia.

5.

Purchase agreement dated February 15, 2006 with Robert J. MacPherson (attached to this Form 20-F as Exhibit 4.5), pursuant to which we acquired a 100% interest in 40 claims, known as the Big Mac property, located in the Otish basin area in the east-central region of Quebec

6.

Option agreement on November 8, 2005 with Emerald Isle Investments, Ltd. (attached to this Form 20-F as Exhibit 4.6) pursuant to which we were granted an option to acquire a 100% interest in the Locuist Property located in San Juan County, Utah.

7.

Assignment agreement dated March 31, 2006 with Emerald Isle Investments, Ltd. (attached to this Form 20-F as Exhibit 4.7) pursuant to which we agreed to assume Emerald Isle's rights and obligations under an option agreement dated February 9, 2006, between Emerald Isle, as optionee, and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado), as optionors with respect to the Spider Rock Claims in Colorado.

8.

Staking agreement dated May 29, 2006 with Steve Hodges (attached to this Form 20-F as Exhibit 4.8) pursuant to which we acquired by staking additional uranium claims known as the Dragon property, located in the State of Utah.

9.

Assignment agreement dated March 27, 2006 with Emerald Isle Investments, Ltd. (attached to this Form 20-F as Exhibit 4.9) pursuant to which we agreed to assume Emerald Isle’s rights and obligations under an option agreement dated February 21, 2006, between Emerald Isle and Fred Holley and Marty Holley, with respect to the Joseph Claims in Utah.

10.

Agreement dated August 5, 2006 with David Javorsky and John McGoran (attached to this Form 20-F as Exhibit 4.10) pursuant to which we acquired a 100% interest in the Friday Creek Property, located in the Similkameen Mining District of British Columbia.

11.

Agreement dated August 5, 2006 with Steve Laws (attached to this Form 20-F as Exhibit 4.11) pursuant to which we agreed to acquire a 100% interest in four mineral claims, located in the Similkameen Mining District of British Columbia.

12.

Agreement dated August 5, 2006 with Pat Mullin (attached to this Form 20-F as Exhibit 4.12) pursuant to which we agreed to acquire a 100% interest in certain Princeton mineral claim, located in the Similkameen Mining District of British Columbia.

13.

Agreement dated August 10, 2006 with Fred Holley and Marty Holley and Robert MacPherson (attached to this Form 20-F as Exhibit 4.13) pursuant to which we agreed to acquire a 100% interest in 95 mineral claims, as more particularly described as the 08 1 to 95 mineral claims, located in McKinley County, in the State of New Mexico.

14.

Agreement dated September 22, 2006 with Fred Holley and Marty Holley (attached to this Form 20-F as Exhibit 4.14) pursuant to which we agreed to acquire a 100% interest in 31 former producing mineral claims, known as the Wild Steer claims, located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado.

15.

Agreement dated October 3, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files (attached to this Form 20-F as Exhibit 4.15) pursuant to which we agreed to acquire a 100% interest in 53 mineral claims, known as the Eula Belle project, located in Montrose County, in the Uravan uranium district of Colorado.

16.

Agreement dated October 4, 2006 (attached to this Form 20-F as Exhibit 4.16) pursuant to which we agreed to engage the services of each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files to stake 250 mineral claims, known as the King project, located in Montrose County, in the Uravan uranium district of Colorado.

17.

Agreement dated October 30, 2006 with Fred Holley and Marty Holley (attached to this Form 20-F as Exhibit 4.17) pursuant to which we agreed to acquire 100% interest in 81 claims known as the Tomcat claims in San Miguel, Colorado.

Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in Item 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in our organizing documents on the right of foreigners to hold or vote our securities, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of an issuer.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Anglo-Canadian is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide, a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25%t on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  We are responsible for withholding of tax at the source. The Convention limits the rate to 15% if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend.  We will furnish additional tax information to our shareholders in the event of such a dividend.  Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)

the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is, in our opinion after consultation with our professional advisors, a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law including the American Jobs Creation Act of 2004 (the “2004 Tax Act”), signed into law on October 22, 2004.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this Registration Statement, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the U.S., a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, an entity created or organized in or under the laws of the U.S. or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction in limited situations provided by the 2004 Tax Act.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% (for 2004) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation (the “2003 Tax Act”) generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income.  Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003.  In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income).  Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to other items of ordinary income) provided certain holding period requirements are met.  For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.  (The Convention has been identified by the U.S. Treasury as a qualifying treaty).  We currently anticipate that if we were to pay any dividends with respect to our shares and ADSs, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S.  Holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize any associated foreign tax credits is not entirely clear at present.  It is anticipated that there will be administrative pronouncements concerning these provisions in the future.  In the meantime, you are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The 2004 Tax Act eliminates the 90% limitation on the use of foreign tax credits against the alternative minimum tax for years beginning after 2004.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the U.S. and 60% or more of our gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), we may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.  We do not believe that we currently qualify as a foreign personal holding company.  However, there can be no assurance that we will not be considered a foreign personal holding company for the current taxable year.  The 2004 Tax Act repeals those rules after 2004.  Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  We do not believe that we currently qualify as a foreign investment company.  However, there can be no assurance that we will not be considered a foreign investment company for the current taxable year.  The 2004 Tax Act repeals those rules after 2004.  Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

U.S. income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  We do not believe that we are currently a PFIC and we do not expect to be a PFIC for the fiscal year ended July 31, 2006.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period).  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax.  The U.S. generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.  This rule generally will be effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders.  Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Our financial statements for each of the years ended July 31, 2006, July 31, 2005 and July 31, 2004 included in this Registration Statement have been audited by Smythe Ratcliffe LLP, Chartered Accountants, as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Documents on Display

Material contracts and publicly available corporate records may be viewed at our registered and records office located at Suite 1000, 595 Howe Street, Vancouver, British Columbia.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Audited Financial Statements

Auditors’ Report dated October 31, 2006, except for note 12 which is as at December 1, 2006

Balance Sheet at July 31, 2006, July 31, 2005 and July 31, 2004

Statement of Operations and Deficit for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

Statements of Cash Flows for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

Notes to the Consolidated Financial Statements for the years ended July 31, 2006, July 31, 2005 and July 31, 2004

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

1.1

Certificate of Incorporation dated October 5, 1979.

1.2

Memorandum dated October 4th, 1979.

1.3

Certificate of Name Change from Guardian Resource Corporation to Guardian Communication Industries Inc. dated March 22, 1991.

1.4

Certificate of Name Change from Guardian Communication Industries Inc. to Guardian Enterprises Ltd. dated February 11, 1994.

1.5

Certificate of Name Change from Guardian Enterprises Ltd. to Interactive Enterprises Inc. dated December 6, 1999.

1.6

Certificate of Name Change from Interactive Enterprises Inc. to Interactive Exploration Inc. dated February 16, 2004.

1.7

Certificate of Name Change from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp. dated August 22, 2005.

1.8

Transition Application and Notice of Articles transitioning from the former Company Act (British Columbia) to the Business Corporations Act (British Columbia) dated April 16, 2004.

1.9

Notice of Alteration removing the Pre-Existing Company Provisions, increasing authorized share capital and adopting new form of Articles filed February 25, 2005.

1.10

New form of Articles dated February 25, 2005.

2.1

Specimen Common Share certificate.

4.1

Option Agreement dated March 19, 2004 with Fayz Yacoub.

4.2

Option agreement dated March 17, 2005 with Ellsworth Dickson, Glen Dickson, Paul Dickson and Rene Doyharcabal.

4.3

Purchase agreement dated December 7, 2005 with Xen Stefanopoulos.

4.4

Option agreement dated February 7, 2006 with Allen Harvey and Francis La Roche.

4.5

Purchase agreement dated February 15, 2006 with Robert J. MacPherson.

4.6

Option agreement on November 8, 2005 with Emerald Isle Investments, Ltd.

4.7

Assignment agreement dated March 31, 2006 with Emerald Isle Investments, Ltd.

4.8

Staking agreement dated May 29, 2006 with Steve Hodges.

4.9

Assignment agreement dated March 27, 2006 with Emerald Isle Investments, Ltd.

4.10

Agreement dated August 5, 2006 with David Javorsky and John McGoran

4.11

Agreement dated August 5, 2006 with Steve Laws.

4.12

Agreement dated August 5, 2006 with Pat Mullin.

4.13

Agreement dated August 10, 2006 with Fred Holley and Marty Holley and Robert MacPherson.

4.14

Agreement dated September 22, 2006 with Fred Holley and Marty Holley.

4.15

Agreement dated October 3, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files.

4.16

Agreement dated October 4, 2006 with each of Alan Chiles, Clifford Chiles, David Chiles, Wesley Chiles and Alan Files.

4.17

Agreement dated October 30, 2006 with Fred Holley and Marty Holley to acquire the Tomcat Claims.

10.1

Consent of Smythe Ratcliffe LLP, Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ANGLO-CANADIAN URANIMUM CORP.

		/s/	Leonard J. Harris
		By:	Leonard J. Harris,
President and CEO

Date:	February 6, 2007

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Financial Statements

October 31, 2006

(Prepared by management without audit)

Anglo-Canadian Uranium Corp

1150 – 355 Burrard Street

Vancouver, B.C.

V6C 2G8

December 21, 2006

To the Shareholders of

Anglo-Canadian Uranium Corp.

The attached unaudited financial statements have been prepared without review by the auditors of Anglo-Canadian Uranium Corp.

Yours truly,

“Len Harris”

Len Harris

President

1

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Consolidated Balance Sheets

(Prepared by management with out audit)

	Oct. 31, 2006	July 31, 2006

Assets

Current
Cash	$3,557,928		$919,635
Accounts receivable	25,959		20,502
Prepaid expenses	14,071		12,149

	3,597,958		952,286
Mineral Interests (notes 4 and 5)	1,989,558		1,142,631
Equipment (note 6)	13,294		6,949

	$5,600,810	$

Liabilities

Current
Accounts payable and accrued liabilities	$28,096		$27,366
Due to related party (note 7)	117,014		108,514

	145,110

Shareholders’ Equity

Capital Stock (note 8)	12,991,311		9,272,283
Contributed Surplus (note 8(f))	380,791		297,506
Share Subscriptions (note 8)	-		12,625
Deficit	(7,916,402)		(7,616,428)

	5,455,700

	$5,600,810	$

Commitment (note 10)

Subsequent events (note 11)

Approved on behalf of the Board:

“Leonard Harris”		“David Hudson”
	Director		Director
Leonard Harris		David Hudson

2

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Consolidated Statements of Operations and Deficit

(Prepared by management with out audit)

	3 - Month Ended Oct. 31 2006	3 - Month Ended Oct. 31 2005

Expenses
Stock-based compensation (note 8(d))	$162,757	$33,288
Consulting fees	22,216	3,594
Management fees (note 9)	25,500	21,000
Professional fees	36,914	2,499
Filing fees	27,841	7,032
Rent	9,078	17,960
Office and general	1,260	5,109
Travel	21,539	4,669
Marketing and communications	11,782	3,139
Telephone	1,248	1,814
Printing	404	-
Interest and bank charges, net	298	187
Transfer agent	3,559	3,000
Amortization	460	410
	324,856	103,701

Rent recovery	11,824	1,200
Property Expenditure	-	(1,058)
Foreign Exchange Loss	-	3,579
Interest Income	13,058	268

Net Loss for Period	(299,974)	(99,712)

Deficit, Beginning of Period	(7,616,428)	7,187,404

Deficit, End of Period	$(7,916,402)	$7,287,16

Loss Per Share	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding	28,842,007	13,645,985

3

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Consolidated Statements of Cash Flows

(Prepared by management with out audit)

	3 - Month Ended Oct. 31 2006	3 - Month Ended Oct. 31 2005

Operating Activities
Net loss	$(299,974)	$(99,712)
Items not involving cash
Amortization	460	410
Write-down of mineral interests
Stock-based compensation	162,757	33,288
Future income tax recovery

Operating Cash Flow	(136,757)	(66,014)

Changes in Non-Cash Working Capital
Accounts receivable	(5,457)	7,087
Prepaid expenses	(1,922)	(10,506)
Accounts payable and accrued liabilities	730	(54,186)

	(6,649)	(57,605)

Cash Used in Operating Activities	(143,406)	(123,619)

Investing Activities
Investment in and expenditures on mineral interests	(367,826)	(113,230)
Purchase of fixed assets	(6,805)	(1,000)

Cash Used in Investing Activities	(374,631)	(114,230)

Financing Activities
Issuance of shares	3,160,455	339,990
Share subscriptions	(12,625)	-
Advances from (repayments to) related party	8,500	(27,218)

Cash Provided by Financing Activities	3,156,330	312,772

Inflow (Outflow) of Cash	2,638,293	74,923
Cash, Beginning of Year	919,635	36,687

Cash, End of Year	$3,557,928	$111,610

4

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

1.

NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

On August 22, 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended July 31, 2006.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended July 31, 2006.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates

3.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and obligation to issue shares.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

4.

REALIZATION OF ASSETS

The Company's investments in and expenditures on mineral interests comprise a significant portion of the Company's assets.  Realization of the Company's investments in and expenditures on these mineral interests is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

The acquisition of title to mineral interests is a detailed and time-consuming process.  The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest.  Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary

5

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

greatly and are not predictable.  The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

5.

MINERAL INTERESTS

	Otish	Lac				Lucky
	Mtn.	Beinville	Charles	Stirrup	Kert	Boy	Locuist	Zeus	Durango	Big Mac
	Quebec	Quebec	Quebec	BC	Quebec	BC	USA	BC	Mexico	Quebec
							-	-
Balance July 31, 2005	$ 1	$ 1	$ 5,000	$ 63,064	$ 37,530	$ 24,000	-	-	$ 1	-
Acquisition costs	-	-	-	52,000	-	-	220,565	113,300	-	92,500
Assessment, renewal	-	-	-	-	-	6,000	-	-	-	-
Drilling	-	-	-	102,900	-	72,428	-	-	-	-
Field expenses	-	-	-	8,055	-	667	-	4,640	-	-
Geological consulting	-	-	-	5,425	6,905	44,146	-	-	-	-
Laboratory	-	-	-	-	-	7,208	-	-	-	-
Write-down of property costs	-	-	-	-	(44,435)	-	-	-	-	-
Balance, July 31, 2006	1	1	5,000	231,444	-	$ 154,449	220,565	117,940	1	92,500

Acquisition costs	-	-	-						-
Assessment, renewal	-	-	-				2,513		-
Bond	-	-	-	2,500					-
Camp costs	-	-	-						-
Drilling	-	-	-						-
Field expenses	-	-	-					600	-
Geological consulting	-	-	-						-
Laboratory	-	-	-						-
Write-down of property costs		(1)							-
Total additions during the period	-	-	-	2,500	-	-	2,513		-	-

Balance, October 30, 2006	$ 1	$ -	$ 5,000	233,944	-	154,449	223,078	118,540	$ 1	92,500

7

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

	Skoonka	Spider			Wild	Eula Belle
	Creek	Rock	O8	Princeton	Steer	King	Joseph
	B.C.	USA	USA	BC	USA	USA	USA	Total

Balance July 31, 2005	-	-	-	-	-	-	-	129,597
Acquisition costs	136,000	150,500	-	-	-	-	-	764,865
Assessment, renewal	-	-	-	-	-	-	-	6,000
Drilling	-	-	-	-	-	-	-	175,328
Field expenses	22,142	-	-	-	-	-	-	35,504
Geological consulting	9,616	-	-	-	-	-	-	66,092
Laboratory	2,473	-	-	-	-	-	-	9,681
Write-down of property costs	-	-	-	-	-	-	-	(44,436)
Balance, July 31, 2006	170,231	150,500	-	-	-	-	-	$1,142,631 1,142,631

Acquisition costs		45,200	169,920	55,500	81,400	191,600	144,802	688,422
Assessment, renewal	-	14,093	-		14,093		14,093	44,792
Bond	-	-	-					2,500
Camp costs	-	-	-
Drilling	-	-	-	62,883				62,883
Field expenses	-	-	-	16,988				17,588
Geological consulting	5,722	-	-	20,056				25,778
Laboratory	798	-	-	4,166				4,964
Write-down of property costs	-	-	-					(1)
Total additions during the period	6,520	59,293	169,920	159,593	95,493	191,600	158,895	846,926
								-
								-
Balance, October 31, 2006	176,751	209,793	169,920	159,593	95,493	191,600	158,895	1,989,557

8

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

5.

MINERAL INTERESTS (Continued)

(a)

Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)

Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)

Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)

Payment of $5,300 due upon signing (paid);

(b)

Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

(c)

Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

(d)

The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

During fiscal 2005, the carrying value of the property was written down to $1.

(iii)

Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)

Payment of $2,500 upon signing of the agreement (paid);

(b)

$2,500 due 60 days after signing the agreement (paid);

(c)

Issue 200,000 shares of the Company (issued); and

(d)

The agreement is subject to a 2% NSR payable to the vendor.

During fiscal 2005, the carrying value of the property was written down to $1.

(b)

Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i)

100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii)

1% NSR royalty.

During fiscal 2005, the carrying value of the property was written down to $1.  During the 2006 fiscal year, the Company abandoned the property with the carrying amount being written off.

9

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

(c)

Charles, Quabec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec.  The Company acquired its 100% interest in the property through staking.

(d)

Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia.  The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 (paid);

(ii)

Cash payment of $10,000 on March 22, 2005 (paid);

(iii)

Cash payment of $10,000 on March 22, 2006 (paid);

(iv)

Issuance of 300,000 shares of the Company as follows:

(a)

100,000 shares issued at a deemed price of $0.20 (issued);

(b)

100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c)

100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)

Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)

The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005.  Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(e)

Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During fiscal 2005, the carrying value of the property was written down to $1.

10

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

(f)

Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec.  The interest will be earned on completion of the following:

(i)

Cash payment of $15,000 upon execution of the agreement (paid);

(ii)

Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)

Cash payment of $15,000 on the second anniversary date (December 29, 2006);

(iv)

Cash payment of $15,000 on the third anniversary date (December 29, 2007);

(v)

Issuance of 600,000 shares of the Company as follows:

(a)

150,000 shares issued at a deemed price of $0.15 (issued); and

(b)

150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)

Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)

The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)

The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

(g)

Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 upon execution of the agreement (paid);

(ii)

Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)

Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

11

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

(iv)

The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

(v)

The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

(vi)

The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)

The 5% interest owned by the optionors can be bought out for $1,000,000.

(h)

Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah.  On October 5, 2006, the Company amended the original agreement dated November 22, 2005.  The interest will be earned on completion of the following:

(i)

A payment of US $35,000 (paid) upon TSX Venture Exchange acceptance of the agreement;

(ii)

The issuance of a total of 600,000 common shares of the Company upon TSX Venture Exchange acceptance of the agreement at a price of $0.30 (issued); and

(iii)

The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

(i)

Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

(j)

Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX Venture Exchange to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

12

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

(i)

$20,000 cash (paid) upon TSX Venture Exchange approval and 100,000 treasury shares at a price of $0.63 (issued);

(ii)

$20,000 cash and 100,000 shares on the first anniversary date (February 20, 2007);

(iii)

$30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

(iv)

$40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 instead of the 300,000 shares of the optionee; and

(v)

an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006, the Company acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares (issued), and become part of the option agreement.

(k)

Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX Venture Exchange, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

(l)

Spider Rock, USA

The TSX Venture Exchange has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises 4 mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i)

a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii)

a cash payment of US $17,500 (subsequently paid) to the optionors by October 27, 2006;

(iii)

the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

13

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

(iv)

the issuance of 40,000 shares to the optionors by October 27, 2006 (subsequently issued).

(m)

Joseph, USA

The TSX Venture Exchange has accepted for filling an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, USA. Consideration is a cash payment of US $65,000 (subsequently paid) and the issuance of 300,000 common shares of the Company at a price of $0.24 (subsequently issued). An additional 300,000 common shares will be issued on the first anniversary date of the initial issuance.  A 2% NSR royalty will be payable.

(n)

O8, USA

The Company received TSX Venture Exchange approval on the purchase of 95 uranium mineral claims situated in New Mexico, USA. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

(o)

Princeton, British Columbia

The Company received TSX Venture Exchange approval on the three sales agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date. The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date. The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

(p)

Wild Steer, USA

The Company received TSX Venture Exchange approval on an option to buy a 100% interest in 31 uranium claims in Colorado, USA. Consideration for the option by the Company is as follows:

(i)

US $20,000 and 100,000 common shares;

(ii)

US $20,000 and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval;

(iii)

US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

(iv)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(q)

Eula Belle/King, USA

The Company received TSX Venture Exchange approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado, USA. In consideration, the 53-claim block known as the Eula Belle project is as follows:

(i)

US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

14

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

(ii)

US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

Also, in consideration of 250 claims known as the King project is as follows:

(i)

US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

(ii)

US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

(r)

Tomcat, USA

The Company has entered into an option agreement, subject to TSX Venture Exchange approval, to acquire a 100% interest in 81 mineral clams known as the Tomcat claims, located in San Miguel County, Colorado, USA. Consideration for the option by the Company is as follows:

(i)

US $15,000 and 60,000 common shares;

(ii)

US $15,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval;

(iii)

US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

(iv)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

6.

EQUIPMENT

		2006
		Accumulated
	Cost	Amortization	Net
Vehicle	$5,200	$-	$5,200
Office furniture and equipment	29,530	25,003	4,527
Computer equipment	11,626	8,059	3,567

	$46,356	$062	$13,294

7.

DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

15

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

8,

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common shares without par value

(b)

Issued

	Shares	Amount

Authorized – 100,000,000 common shares without par value

Issued
Balance, July 31, 2005	11,793,349	$7,012,363

Issued for cash:
- private placement	7,251,998	1,545,599
- options	505,000	55,825
- warrants	1,647,500	329,626
Shares issued for mineral properties	1,700,000	628,500
Share for debt	312,500	31,250
Agents fee	35,000	-
Finders fee	-	(88,390)
Fair value of options exercised	-	47,510
Income tax effect of renunciation		(290,000)
Balance, July 31, 2006	23,245,347	9,272,283

Issued for cash:
- private placement	6,699,998	3,065,999
- options	766,000	111,850
- warrants	1,323,833	299,783
Shares issued for mineral properties	890,000	479,100
Finders fee	-	(317,176)
Fair value of options exercised	-	79,472

Balance, October 31, 2006	32,925,178	12,991,311

 (c)       In September 2005, the Company issued 3,000,000 units at $0.10 per unit for total proceeds of $300,000.  Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.15 for one year.  The hold period for the shares and warrants expires on January 14, 2006.

In September 2005, the Company issued 312,500 shares at a deemed price of $0.10 per share in settlement of $31,250 of debt owed to a director of the Company.

In December 2005, the Company issued 2,751,998 flow-through units at $0.30 per unit for total proceeds of $825,599. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.40 for one year and $0.50 in the second year.  The Company paid a finder’s fee of 200,000 share purchase warrants with the same terms.

In February 2006, the Company issued 1,500,000 units at $0.28 per unit for total proceeds of $420,000.  Each unit consists of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price

16

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

of $0.40 in the first year and $0.50 during the second year. The Company paid an agents fee of 35,000 units.

In August 2006 the Company issued 4,999,998 units at $0.45 per unit. A total of 2,999,998 units are flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. The Company paid finders’ fees of $202,500 in cash and issued finders’ options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(i)

300,000 units, each unit consisting of one common share and one-half of one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period; and

(ii)

200,000 units, each unit consisting of one common share and one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period.

The Company issued1, 700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(i)

In September 2006, Tranche 1, the Company issued 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued.  Each whole warrant is exercisable at $0.60 for a two-year period.

(ii)

In October 2006, Tranche 2, the Company issued 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash.

As at July 31, 2006, $12,625 had been received for exercise of 47,500 share purchase warrants, and the shares were issued subsequent to the year-end.

17

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

8.

CAPITAL STOCK (Continued)

(d)

Stock options

At October 31, 2006, the following share purchase options were outstanding:

Exercise Price	Expiry Date	Outstanding July 31, 2005	Issued	Exercised	Cancelled /Expired	Outstanding October 31, 2006

$0.10	September 23, 2008	66,000	-	66,000	-	-
$0.24	March 2, 2009	60,000	-	-	-	60,000
$0.13	February 16, 2010	647,500	-	585,000	-	62,500
$0.16	March 15, 2010	50,000	-	25,000	-	25,000
$0.12	July 12, 2010	237,500	-	37,500	-	200,000
$0.37	November 1, 2010	350,000	-	-	-	350,000
$0.40	February 23, 2011	435,000	-	37,500	-	397,500
$0.58	March 23, 2011	200,000	-	15,000	-	185,000
$0.61	April 12, 2011	160,000	-	-	-	160,000
$0.38	August 2, 2011	-	300,000	-	-	300,000
$0.60	August 8, 2011	-	150,000	-	-	150,000
$0.67	August 22, 2011	-	325,000	-	-	325,000
$0.62	October 26, 2011	-	130,000	-	-	130,000
		2,206,000	905,000	766,000	-	2,345,000

For the period ended October 31, 2006, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $162,757 (2005 - $33,288) was recognized as an expense.

The Company is authorized to issue 2,358,669 stock options.  Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)

To any one optionee, 5%;

(ii)

To any insiders group, 20%;

(iii)

To any consultant, an aggregate of 2%; and

(iv)

To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange approval and 12.5% every quarter thereafter.

18

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

8.

CAPITAL STOCK (Continued)

(e)    Warrants

At October 31, 2006, the following warrants were outstanding:

Exercise Price	Expiry Date	Outstanding July 31, 2006	Issued	Exercised	Expired	Outstanding October 31 2006

$0.25/$0.30	Dec. 31, 2005/2006	243,333	-	93,333		150,000
$0.25/$0.30	April 8, 2006/2007	100,000	-	50,000		50,000
$0.15	September 6, 2006	1,007,500	-	857,500	150,000	-
$0.40/$0.50	Dec. 30, 2006/2007	1,375,999	-	53,500		1,322,499
$0.40/$0.50	Dec. 30, 2006/2007	200,000	-			200,000
$0.40/$0.50	Feb 15, 2007/2008	1,500,000	-	192,000		1,308,000
$0.55	August 29, 2008	-	499,998			499,998
$0.45	August 29, 2008	-	100,000			100,000
$0.55	August 29, 2008	-	50,000			50,000
$0.55	September 12, 2008	-	3,000,000			3,000,000
$0.45	September 12, 2008	-	200,000			200,000
$0.55	September 12, 2008	-	100,000			100,000
$0.45	September 12, 2008	-	200,000			200,000
$0.55	September 12, 2008	-	200,000			200,000
$0.60	September 11, 2008	-	700,000			700,000
$0.60	September 26, 2008	-	870,100			870,100
$0.60	September 11, 2006	-	80,000			80,000

		4,426,832	6,000,098	1,246,333	150,000	9,030,597

(f)

Contributed surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

	October 31, 2006		July 31, 2006

Balance, beginning of year	$297,506		$114,624
Fair value of stock-based compensation	162,757		230,392
Fair value of stock options exercised	(79,472)		(47,510)

Balance, end of year	$380,791	$

9.

RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)

Consulting fees includes $25,500 (2005 - $21,000) charged by an officer and director, $3,452 (2005 - $1,998) charged by an officer of the Company and $19,889 (2005 - $Nil) charged by a director for geological consulting; and

(b)

During the period officers and directors exercised 557,500 options for proceeds of

19

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

Notes to Unaudited Consolidated Financial Statements

For the quarter ended October 31, 2006

$72,100 and 30,000 warrants foe proceeds of $4,500.

(c)

During the period a director participated in a private placement and was issued 10,000 units for proceeds of $4,800.

10.

COMMITMENT

The Company is committed to a two-year office lease expiring December 31, 2006.  The minimum annual rent, excluding operating costs, is $23,430.

11.

SUBSEQUENT EVENTS

(a)

The Company, subject to TSX Venture Exchange approval, is undertaking a share-for-debt transaction to a director of the Company in the amount of $134,000 at a conversion price of $0.62 per share.

(b)

The Company, subject to TSX Venture Exchange approval, had entered into an option agreement to sell an undivided 50% interest in the Spider Rock property located in the Dolores and San Miguel counties of Colorado to Jourdan Resources Inc. (“Jourdan”). However Jourdan has withdrawn from the agreement and the Company will remain a 100 percent owner of the property. No reason was given to the Company concerning the withdrawal from the agreement.

(c)

The Company received TSX Venture Exchange approval on the acquisition of a 100% interest in 134 mineral claims, know as the Holly Claims, located on La Jara Mesa in Cibola County, New Mexico. Consideration for the agreement is as follows:

(i)

Payment of US $26,000 upon TSX Venture Exchange approval;

(ii)

The issuance of 200,000 issued shares of the Company upon TSX Venture Exchange approval; and

(iii)

The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(d)

The Company received TSX Venture Exchange approval acquired 41 uranium/vanadium claims, known as the Gunslinger claims, located on Outlaw Mesa in Mesa County in Colorado. Consideration for the agreement is as follows:

(i)

Payment of  US $20,000 upon TSX Venture Exchange approval

(ii)

Payment of US $7,000 in Bureau of Land Management fees

(iii)

The issuance of 60,000 shares of the Company upon TSX Venture Exchange approval

(iv)

The claims are subject to a  2% NSR royalty and the Company has the option to buy back each 1% for $300,000

20

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Consolidated Financial Statements

July 31, 2006 and 2005

(Expressed in Canadian dollars)

Index

Page

Auditors’ Report to the Shareholders

1

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to Consolidated Financial Statements

5-29

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.) (An exploration stage company)

We have audited the consolidated balance sheets of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) (an exploration stage company) as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 12 to these financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

October 31, 2006, except for note 12

which is as at December 1, 2006

Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

1

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Consolidated Balance Sheets

July 31

(Expressed in Canadian Dollars)

	2006	2005

Assets

Current
Cash	$919,635	$36,687
Accounts receivable	20,502	11,673
Prepaid expenses	12,149	4,485

	952,286	52,845
Mineral Interests (notes 4 and 5)	1,142,631	129,597
Equipment (note 6)	6,949	7,483

	$2,101,866	$189,925

Liabilities

Current
Accounts payable and accrued liabilities	$27,366	$71,359
Due to related party (note 7)	108,514	178,983

	135,880	250,342

Shareholders’ Equity

Capital Stock (note 8)	9,272,283	7,012,363
Contributed Surplus (note 8(g))	297,506	114,624
Share Subscriptions (note 8)	12,625	-
Deficit	(7,616,428)	(7,187,404)

	1,965,986	(60,417)

	$2,101,866	$189,925

Commitment (note 11)

Subsequent events (note 13)

Approved on behalf of the Board:

“Leonard Harris”

“David Hudson”

........…...................................................  Director  ...................................................  Director

Leonard Harris

David Hudson

2

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Consolidated Statements of Operations and Deficit

Years Ended July 31

(Expressed in Canadian Dollars)

	2006	2005

Expenses
Stock-based compensation (note 8(d))	$230,392	$67,410
Consulting fees (note 9)	148,809	115,593
Professional fees	99,688	46,867
Filing fees	64,475	24,250
Rent	62,544	39,354
Office and general	25,818	11,554
Promotion and travel	25,590	19,458
Marketing and communications	22,924	22,011
Telephone	8,954	7,728
Printing	7,407	1,506
Interest and bank charges, net	1,209	824
Equipment lease	-	538
Rent recovery	(22,852)	(13,828)
Amortization	1,834	1,551

	(676,792)	(344,816)
Write-off of Mineral Interests (note 5)	(44,436)	(243,510)
Property Expenditure	(3,327)	-
Foreign Exchange Loss	(4,654)	-
Interest Income	10,185	-

Loss Before Income Tax	(719,024)	(588,326)
Future Income Tax Recovery	290,000	76,000

Net Loss for Year	(429,024)	(512,326)
Deficit, Beginning of Year	(7,187,404)	(6,675,078)

Deficit, End of Year	$(7,616,428)	$(7,187,404)

Loss Per Share	$(0.02)	$(0.05)

Weighted Average Number of Common Shares Outstanding	18,761,426	10,567,637

3

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Consolidated Statements of Cash Flows

Years Ended July 31

(Expressed in Canadian Dollars)

	2006	2005

Operating Activities
Net loss	$(429,024)	$(512,326)
Items not involving cash
Amortization	1,834	1,551
Write-down of mineral interests	44,436	243,510
Stock-based compensation	230,392	67,410
Future income tax recovery	(290,000)	(76,000)

Operating Cash Flow	(442,362)	(275,855)

Changes in Non-Cash Working Capital
Accounts receivable	(8,829)	(6,239)
Prepaid expenses	(7,664)	(4,405)
Accounts payable and accrued liabilities	(43,993)	50,262

	(60,486)	39,618

Cash Used in Operating Activities	(502,848)	(236,237)

Investing Activities
Investment in and expenditures on mineral interests	(428,970)	(125,230)
Purchase of furniture and equipment	(1,300)	-

Cash Used in Investing Activities	(430,270)	(125,230)

Financing Activities
Issuance of shares	1,842,660	251,425
Share subscriptions	12,625	-
Advances from (repayments to) related party	(39,219)	44,670

Cash Provided by Financing Activities	1,816,066	296,095

Inflow (Outflow) of Cash	822,948	(65,372)
Cash, Beginning of Year	36,687	102,059

Cash, End of Year	$919,635	$36,687

Supplemental Cash Flow Information
Shares issued for mineral interests	$628,500	$56,500
Shares issued for debt	$31,250	$-
Fair value of stock options exercised	$47,510	$19,499

4

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

On August 22, 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements include the accounts of Anglo-Canadian Uranium Corp. and its wholly-owned subsidiary, Anglo-Canadian Gold Corp.  The subsidiary has been inactive during the fiscal year ended July 31, 2006.  All inter-company balances and transactions have been eliminated.

The Company’s 50% interest in Las Coloradas Joint Venture, a Mexican company, is recorded at $1.  The joint venture has no significant assets or liabilities to consolidate.

(b)

Mineral interests

The Company is in the exploration stage with respect to its investment in mineral interests, and accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral interests, net of all incidental revenues received.  At such time as production commences, these costs will be charged to operations on the unit-of-production method based on estimated recoverable reserves.  When there is impairment in value or little prospect of further work on a property being carried out by the Company, the costs of that property are charged to operations.

(c)

Equipment

Equipment is recorded at cost and amortized using the declining-balance method at the following annual rates:

Office furniture and equipment

-  20%

Computer equipment

-  30%

Additions during the year are amortized at one-half the annual rates.

(d)

Stock-based compensation

The Company accounts for stock options granted to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

5

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Flow-through common shares

The Company finances a portion of its exploration program with flow-through common share issuances.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financing are credited to capital stock.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investor and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

(f)

Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rates as the related assets), at the average rate of exchange for the year.

Gains and losses arising from the translation of foreign currency are included in the determination of net loss for the year.

(g)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of warrants and options are not considered in the computation because their effect would be anti-dilutive.

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

6

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets.  Such asset retirement costs are recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to remeasurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability has been recorded as the Company is in the development stage on its mineral interests, and accordingly, no environmental disturbances have occurred.

(j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

3.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, and due to related party approximate their fair values because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

7

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

3.

FINANCIAL INSTRUMENTS (Continued)

(c)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.  The Company does not use derivatives or other methods to manage the foreign currency risk.

(d)

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash, which is placed with major financial institutions.

4.

REALIZATION OF ASSETS

The Company's investments in and expenditures on mineral interests comprise a significant portion of the Company's assets.  Realization of the Company's investments in and expenditures on these mineral interests is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

The acquisition of title to mineral interests is a detailed and time-consuming process.  The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest.  Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

8

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS

9

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(a)

Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)

Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)

Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)

Payment of $5,300 due upon signing (paid);

(b)

Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

(c)

Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

(d)

The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

During Fiscal 2005, the carrying value of the property was written down to $1.

(iii)

Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)

Payment of $2,500 upon signing of the agreement (paid);

(b)

$2,500 due 60 days after signing the agreement (paid);

(c)

Issue 200,000 shares of the Company (issued); and

(d)

The agreement is subject to a 2% NSR payable to the vendor.

During fiscal 2005, the carrying value of the property was written down to $1.

(b)

Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i)

100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii)

1% NSR royalty.

During fiscal 2005, the carrying value of the property was written down to $1.  During the 2006 fiscal year, the Company abandoned the property with the carrying amount being written off.

10

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(c)

Charles, Quabec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec.  The Company acquired its 100% interest in the property through staking.

(d)

Shamrock, British Columbia

On November 27, 2003, the Company entered into an option agreement to acquire an 85% interest in 3 mineral claims situated in the Vancouver Mining Division of British Columbia. The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 (paid);

(ii)

Cash payment of $10,000 on November 27, 2004;

(iii)

Cash payment of $10,000 on November 27, 2005;

(iv)

Issuance of 300,000 shares of the Company as follows:

(a)

100,000 shares issued at a deemed price of $0.16 (issued);

(b)

100,000 shares on November 28, 2004; and

(c)

100,000 shares on November 28, 2005;

(v)

Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the claims into commercial production; and

(vi)

The Company completing an exploration program on the claims in the amount of $60,000 on or before November 27, 2004.

(vii)

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

During the 2005 fiscal year, the Company abandoned the property with the investment being written off.

(e)

Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia.  The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 (paid);

(ii)

Cash payment of $10,000 on March 22, 2005 (paid);

(iii)

Cash payment of $10,000 on March 22, 2006 (paid);

11

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(e)

Stirrup, British Columbia (Continued)

(iv)

Issuance of 300,000 shares of the Company as follows:

(a)

100,000 shares issued at a deemed price of $0.20 (issued);

(b)

100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c)

100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)

Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)

The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005.  Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(f)

Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During fiscal 2005, the carrying value of the property was written down to $1.

(g)

Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec.  The interest will be earned on completion of the following:

(i)

Cash payment of $15,000 upon execution of the agreement (paid);

(ii)

Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)

Cash payment of $15,000 on the second anniversary date (December 29, 2006);

(iv)

Cash payment of $15,000 on the third anniversary date (December 29, 2007);

12

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(g)

Kert, Quebec (Continued)

(v)

Issuance of 600,000 shares of the Company as follows:

(a)

150,000 shares issued at a deemed price of $0.15 (issued); and

(b)

150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)

Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)

The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)

The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

(h)

Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 upon execution of the agreement (paid);

(ii)

Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)

Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(iv)

The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

(v)

The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

(vi)

The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)

The 5% interest owned by the optionors can be bought out for $1,000,000.

13

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(i)

Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah.  On October 5, 2006 the Company amended the original agreement dated November 22, 2005.  The interest will be earned on completion of the following:

(i)

A payment of US $35,000 (paid) upon TSX Venture Exchange acceptance of the agreement;

(ii)

The issuance of a total of 600,000 common shares of the Company upon TSX Venture Exchange acceptance of the agreement at a price of $0.30 (issued);

(iii)

The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

(j)

Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

(k)

Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX Venture Exchange to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

(i)

$20,000 cash (paid) upon TSX Venture Exchange approval and 100,000 treasury shares at a price of $0.63 (issued);

(ii)

$20,000 cash and 100,000 shares on the first anniversary date (February 20, 2007);

(iii)

$30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

(iv)

$40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 instead of the 300,000 shares of the optionee; and

(v)

an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

14

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

MINERAL INTERESTS (Continued)

(k)

Skoonka Creek, British Columbia (Continued)

On March 21, 2006, the Company acquired 7 more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares (issued), and become part of the option agreement.

(l)

Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX Venture Exchange, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

(m)

Spider Rock, USA

The TSX Venture Exchange has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises 4 mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i)

a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii)

a cash payment of US $17,500 (subsequently paid) to the optionors by October 27, 2006;

(iii)

the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

(iv)

the issuance of 40,000 shares to the optionors by October 27, 2006 (subsequently issued).

(n)

Joseph, USA

The TSX Venture Exchange has accepted for filling an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, USA. Consideration is a cash payment of US $65,000 (subsequently paid) and the issuance of 300,000 common shares of the Company at a price of $0.24 (subsequently issued). An additional 300,000 common shares will be issued on the first anniversary date of the initial issuance.  A 2% NSR royalty will be payable.

15

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.

EQUIPMENT

		2006
		Accumulated
	Cost	Amortization	Net

Office furniture and equipment	$29,530	$24,704	$4,826
Computer equipment	10,021	7,898	2,123

	$39,551	$32,602	$6,949

		2005
		Accumulated
	Cost	Amortization	Net

Office furniture and equipment	$29,530	$23,499	$6,031
Computer equipment	8,721	7,269	1,452

	$38,251	$30,768	$7,483

7.

DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

16

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common shares without par value

(b)

Issued

	2006	2005
	Shares	Amount	Shares	Amount

Balance, beginning of year	11,793,349	$7,012,363	9,501,682	$6,760,939
Issued during year
For cash
Private placement (note 9(c))	7,251,998	1,545,599	1,696,667	234,500
Exercise of warrants	1,647,500	329,626	-	-
Exercise of options	505,000	55,825	245,000	24,500
For investment in
mineral claims (note 6)	1,700,000	628,500	350,000	56,500
For settlement of debt
(note 10(b))	312,500	31,250	-	-
Agent fee	35,000	-	-	-
Finders fee paid on private
placements	-	(88,390)	-	(7,575)
Fair value of options exercised	-	47,510	-	19,499
Income tax effect of renunciation	-	(290,000)	-	(76,000)

Balance, end of year	23,245,347	$9,272,283	11,793,349	$7,012,363

(c)

In November 2004, the Company issued 300,000 flow-through units at $0.15 per unit for proceeds of $45,000. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

In December 2004, the Company issued 396,667 flow-through units at $0.15 per unit for proceeds of $59,500. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

In April 2005, the Company issued 200,000 flow-through units and 800,000 units at $0.13 per unit for proceeds of $130,000. Each unit consists of one flow-through common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share on the flow-through units and $0.20 per share on the units to April 7, 2006 and $0.30 per share to April 7, 2007.

17

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(c)

(Continued)

In September 2005, the Company issued 3,000,000 units at $0.10 per unit for total proceeds of $300,000.  Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.15 for one year.  The hold period for the shares and warrants expires on January 14, 2006.

In September 2005, the Company issued 312,500 shares at a deemed price of $0.10 per share in settlement of $31,250 of debt owed to a director of the Company.

In December 2005, the Company issued 2,751,998 flow-through units at $0.30 per unit for total proceeds of $825,599. Each unit consists of one flow-through common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.40 for one year and $0.50 in the second year.  The Company paid a finder’s fee of 200,000 share purchase warrants with the same terms.

In February 2006, the Company issued 1,500,000 units at $0.28 per unit for total proceeds of $420,000.  Each unit consists of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.40 in the first year and $0.50 during the second year. The Company paid an agents fee of 35,000 units.

As at July 31, 2006, $12,625 had been received for exercise of 47,500 share purchase warrants, and the shares were issued subsequent to the year-end.

(d)

Stock options

The following summarizes the Company's stock option activity for the years ended July 31, 2006 and 2005:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding,
beginning of year	1,676,000	$ 0.11	896,000	$ 0.11
Granted	1,370,000	$ 0.44	1,225,000	$ 0.13
Exercised	(505,000)	$ 0.11	(245,000)	$ 0.10
Cancelled	(335,000)	$ 0.21	(200,000)	$ 0.24

Outstanding,
end of year	2,206,000	$ 0.30	1,676,000	$ 0.11

18

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

At July 31, 2006, 1,365,375 (2005 - 874,750) share purchase options were fully vested, and the following share purchase options were outstanding:

	Exercise
Expiry Date	Price	2006	2005

September 23, 2008	$ 0.10	66,000	391,000
March 2, 2009	$ 0.24	60,000	60,000
February 16, 2010	$ 0.13	647,500	700,000
March 15, 2010	$ 0.16	50,000	250,000
July 12, 2010	$ 0.12	237,500	275,000
November 1, 2010	$ 0.37	350,000	-
February 23, 2011	$ 0.40	435,000	-
March 23, 2011	$ 0.58	200,000	-
April 12, 2011	$ 0.61	160,000	-

		2,206,000	1,676,000

For the year ended July 31, 2006, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $230,392 (2005 - $67,410) was recognized as consulting and salaries expense.

The Company is authorized to issue 2,358,669 stock options.  Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)

To any one optionee, 5%;

(ii)

To any insiders group, 20%;

(iii)

To any consultant, an aggregate of 2%; and

(iv)

To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange approval and 12.5% every quarter thereafter.

19

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

The fair value method applies the Black-Scholes option pricing model, using the following weighted average assumptions:

	2006	2005

Expected life (years)	5	5
Interest rate	3.99%	2.94%
Volatility	106.00%	105.00%
Dividend yield	0.00%	0.00%

(e)

Warrants

At July 31, the following warrants were outstanding:

	Exercise	Number of Shares
Expiry Date	Price	2006	2005

December 17, 2004 / 2005	$ 0.30 / $ 0.40	-	125,000
July 27, 2005 / 2006	$ 0.25 / $ 0.30	-	500,000
December 31, 2005 / 2006	$ 0.25 / $ 0.30	243,333	348,333
April 8, 2006 / 2007	$ 0.20 / $ 0.30	-	800,000
April 8, 2006 / 2007	$ 0.25 / $ 0.30	100,000	200,000
September 6, 2006	$ 0.15	1,007,500	-
December 30, 2006 / 2007	$ 0.40 / $ 0.50	1,375,999	-
December 30, 2006 / 2007	$ 0.40 / $ 0.50	200,000	-
February 15, 2007 / 2008	$ 0.40 / $ 0.50	1,535,000	-

(f)

Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

A total of $825,599 (2005 - $130,500) of the fiscal 2006 private placements were by way of flow-through common share issuances.

The Company renounced $1,125,477 of qualifying Canadian Exploration Expenses as described in the Income Tax Act, Canada.  To July 31, 2006, the Company had incurred approximately $400,052 of qualifying expenditures and has a commitment to incur an additional $725,425 of qualifying expenditures.

20

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

8.

CAPITAL STOCK (Continued)

(g)

Contributed surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

	2006	2005

Balance, beginning of year	$114,624	$66,713
Fair value of stock-based compensation	230,392	67,410
Fair value of stock options exercised	(47,510)	(19,499)

Balance, end of year	$297,506	$114,624

9.

RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)

Consulting fees includes $91,500 (2005 - $84,000) paid or payable to an officer and director, consulting fees of $7,980 (2005 - $10,954) to an officer of the Company and $16,300 (2005 - $Nil) to a director for geological consulting; and

(b)

During the year, the Company issued 312,500 shares to an officer and director for settlement of debt. The debt was $31,250 and was converted at $0.10 per share. The Company also paid $45,000 for amounts owed to an officer and director of the Company.

10.

INCOME TAX LOSSES

The Company has available approximate non-capital losses of $1,615,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2007	$130,000
2008	151,000
2009	198,000
2010	168,000
2014	229,000
2015	276,000
2026	463,000

$1,615,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

21

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

10.

INCOME TAX LOSSES (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2006	2005

Income tax benefit computed at Canadian statutory rates	$245,331	$182,491
Temporary differences not recognized in year	(8,722)	(87,291)
Permanent differences in stock-based compensation	(78,610)	(24,011)
Unrecognized tax losses	(447,999)	(147,189)

	$(290,000)	$(76,000)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Temporary differences in assets	$237,546	$337,839
Net losses carried forward	551,234	441,046

	788,780	778,885
Valuation allowance for future income tax assets	(788,780)	(778,885)

Future income tax assets, net	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

11.

COMMITMENT

The Company is committed to a two-year office lease expiring December 31, 2006.  The minimum annual rent, excluding operating costs, is $23,430.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)

Recent US accounting pronouncements

(i)

In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years

22

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)

Recent US accounting pronouncements (Continued)

(i)

(Continued)

ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

(ii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iii)

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(iv)

In 2004, FASB issued a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”.  This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance.  This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method.  This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

23

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (“US GAAP”) except as follows:

•

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 2(b)).  Under US GAAP, all exploration and development expenditures are charged to expenses when incurred.

•

Future income taxes related to flow-through shares for renunciation of qualified resource expenditures are treated as a cost of issuing those securities under Canadian GAAP.  Under US GAAP, these costs are included in the future tax provision.

Reconciliation of total assets, liabilities and shareholders' equity at July 31 is as follows:

	2006	2005

Total assets for Canadian GAAP	$2,101,866	$189,925
Adjustments to US GAAP
Capitalized mineral expenditures	(1,142,631)	(129,597)

Total assets for US GAAP	$959,235	$60,328

Total liabilities for Canadian and US GAAP	$135,880	$250,342

Capital stock for Canadian GAAP	9,272,283	7,012,363
Adjustments to US GAAP
Income tax effect of renunciation	366,000	76,000

Capital stock for US GAAP	9,638,283	7,088,363

Contributed surplus for Canadian and US GAAP	297,506	114,624

Share subscriptions for Canadian and US GAAP	12,625	-

Total deficit for Canadian GAAP	(7,616,428)	(7,187,404)
Adjustments to US GAAP
Exploration adjustments	(1,142,631)	(129,597)
Future income tax recovery	(366,000)	(76,000)

Total deficit for US GAAP	(9,125,059)	(7,393,001)

Total liabilities and shareholders’ equity for
US GAAP	$959,235	$60,328

24

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)

Reconciliation of loss and opening deficit reported in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

	2006	2005

Net loss per Canadian GAAP	$(429,024)	$(512,326)
Adjustments increasing net loss
Exploration and development expenditures
for year	(1,013,034)	61,780
Future income tax recovery	(290,000)	(76,000)

Net loss per US GAAP	$(1,732,058)	$(526,546)

Net loss per common share for Canadian GAAP	$(0.02)	$(0.05)

Net loss per common share for US GAAP	$(0.09)	$(0.05)

Deficit per Canadian GAAP, beginning of year	$(7,187,404)	$(6,675,078)
Adjustments to opening deficit
Exploration and development expenditures
for year	(129,597)	(191,377)
Future income tax recovery	(76,000)	-

Deficit per US GAAP, beginning of year	$(7,393,001)	$(6,866,455)

(d)

Reconciliation of comprehensive loss reported in accordance with US GAAP for the years ended July 31 is as follows:

	2006	2005

Net loss per US GAAP	$(1,732,058)	$(526,546)
Other comprehensive income	-	-

Comprehensive loss per US GAAP	$(7,132,058)	$(526,546)

25

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(e)

Reconciliation of cash flow in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

	2006	2005

Net cash used in operating activities of continuing
operations in accordance with Canadian GAAP	$(502,848)	$(236,237)
Adjustments to net loss involving use of cash	(428,970)	(125,230)

	$(931,818)	$(361,467)

Net cash used in operating activities of continuing
operations in accordance with Canadian GAAP	$(430,270)	$(125,230)
Reclassification of capitalized resource property costs	428,970	125,230

Net cash provided by (used in) investing activities
of continuing operations in accordance with
US GAAP	$(1,300)	$-

Net cash provided by financing activities of
continuing operations in accordance with Canadian
and US GAAP	$1,816,066	$296,095

Net increase (decrease) in cash in accordance with
Canadian and US GAAP	$882,948	$(65,372)
Cash, beginning of year in accordance with
Canadian and US GAAP	36,687	102,059

Cash, end of year in accordance with Canadian
and US GAAP	$919,635	$36,687

13.

SUBSEQUENT EVENTS

(a)

The Company received TSX Venture Exchange approval on the purchase of 95 uranium mineral claims situated in New Mexico, USA. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

(b)

The Company received TSX Venture Exchange approval on the three sales agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date. The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date. The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

26

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

SUBSEQUENT EVENTS (Continued)

(c)

The Company received TSX Venture Exchange approval on an option to buy a 100% interest in 31 uranium claims in Colorado, USA. Consideration for the option by the Company is as follows:

(i)

US $20,000 and 100,000 common shares;

(ii)

US $20,000 and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval;

(iii)

US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

(iv)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(d)

The Company received TSX Venture Exchange approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado, USA. In consideration, the 53-claim block known as the Eula Belle project is as follows:

(i)

US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

(ii)

US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

Also, in consideration of 250 claims known as the King project is as follows:

(i)

US $20,000 and 100,000 common shares upon TSX Venture Exchange approval;

(ii)

US $20,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval; and

(iii)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

(e)

The Company has entered into an option agreement, subject to TSX Venture Exchange approval, to acquire a 100% interest in 81 mineral clams known as the Tomcat claims, located in San Miguel County, Colorado, USA. Consideration for the option by the Company is as follows:

(i)

US $15,000 and 60,000 common shares;

(ii)

US $15,000 and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval;

(iii)

US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

27

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

SUBSEQUENT EVENTS (Continued)

(e)

(Continued)

(iv)

The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(f)

The Company reset option prices from $0.58 and $0.61 for 200,000 options to $0.38. The Company issued 300,000 options at $0.38 to an officer and director.  The Company issued 150,000 options at $0.60 to a consultant of the Company.

The Company issued 325,000 options at $0.67 to directors and consultants of the Company.  The Company issued 130,000 options at $0.62 to consultants of the Company.

(g)

The Company closed a private placement of 4,999,998 units at $0.45 per unit. A total of 2,999,998 units are flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. The Company paid finders’ fees of $202,500 in cash and issued finders’ options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(i)

300,000 units, each unit consisting of one common share and one-half of a share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period.

(ii)

200,000 units, each unit consisting of one common share and one share purchase warrant.  Each whole warrant is exercisable at $0.55 for a two-year period.

(h)

The Company closed a private placement of 1,700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows.

Tranche 1 was for 800,000 units and proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued.  Each whole warrant is exercisable at $0.60 for a two-year period.

Tranche 2 was for 900,000 units and proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash.

28

ANGLO-CANADIAN URANIUM CORP.

(formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Consolidated Financial Statements

Years Ended July 31, 2006 and 2005

(Expressed in Canadian Dollars)

13.

SUBSEQUENT EVENTS (Continued)

(i)

The Company has had 1,323,833 warrants exercised for proceeds of $299,783 and 766,000 options exercised for proceeds of $111,850.

(j)

The Company, subject to TSX Venture Exchange approval, is undertaking a share-for-debt transaction to a director of the Company in the amount of $134,000 at a conversion price of $0.62 per share.

(k)

The Company, subject to TSX Venture Exchange approval, has entered into an option agreement to sell an undivided 50% interest in the Spider Rock property located in the Delores and San Miguel counties of Colorado to Jourdan Resources Inc. (“Jourdan”). In consideration the Company will receive a cash payment of $200,000 and 1,000,000 common shares of Jourdan, and upon the execution of a formal agreement, Jourdan will earn an undivided 20% interesting in the project. Of the 1,000,000 common shares, 300,000 will be due upon TSX Venture Exchange approval, 300,000 and 400,000 will be due by the 1st and 2nd anniversary dates, respectively.  Jourdan has agreed to incur exploration expenditures totaling $2,000,000 on the property over a three year period, of which $250,000 will be spent in the first year, $500,000 in the second and $1,250,000 in the final year of the option in order to earn the remaining 30% interest. This transaction is subject to satisfactory due diligence by Joudan, including confirmation by the Company of titles of property, final board approval for both parties and execution of a formal agreement within 60 days, following the execution of the letter agreement.

(l)

The Company, subject to TSX Venture Exchange approval, has acquired a 100% interest in 134 mineral claims, know as the Holly Claims, located on La Jara Mesa in Cibola county New Mexico. Consideration for the agreement is as follows:

(i)

Payment of US $26,000 upon TSX Venture Exchange approval;

(ii)

The issuance of 200,000 shares of the Company upon TSX Venture Exchange approval; and

(iii)

The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

29

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Financial Statements

July 31, 2005 and 2004

(Expressed in Canadian dollars)

INDEX

Page

Auditors’ Report to the Shareholders

1

Financial Statements

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to Financial Statements

5-24

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.) (An exploration stage company)

We have audited the balance sheets of Anglo-Canadian Uranium Corp. (formerly Interactive Exploration Inc.) (an exploration stage company) as at July 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 13 to these financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

November 14, 2005, except for note 13

which is as at December 1, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated November 14, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

December 1, 2006

Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

1

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Balance Sheets (note 2)

July 31

(Expressed in Canadian Dollars)

	2005	2004

Assets

Current
Cash	$36,687	$102,059
Accounts receivable	11,673	5,434
Prepaid expenses	4,485	80

	52,845	107,573
Mineral Properties (notes 5 and 6)	129,597	191,377
Property and Equipment (note 7)	7,483	9,034

	$189,925	$307,984

Liabilities

Current
Accounts payable and accrued liabilities	$71,359	$21,097
Due to related party (note 8)	178,983	134,313

	250,342	155,410

Shareholders’ Equity

Capital Stock (note 9)	7,012,363	6,760,939
Contributed Surplus	114,624	66,713
Deficit	(7,187,404)	(6,675,078)

	(60,417)	152,574

	$189,925	$307,984

Commitment (note 12)

Subsequent events (note 14)

Approved on behalf of the Board:

“Leonard Harris”

“Robert Card”

........…...................................................  Director  ...................................................  Director

Leonard Harris

Robert Card

See notes to financial statements.

2

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Statements of Operations and Deficit

Years Ended July 31

(Expressed in Canadian Dollars)

	2005	2004

Expenses
Consulting fees (note 10)	$115,593	$104,317
Stock-based compensation (note 9(d))	67,410	53,095
Professional fees	46,867	38,155
Rent	39,354	35,614
Filing fees	24,250	27,934
Marketing and communications	22,011	11,764
Promotion and travel	19,458	8,567
Office and general	11,554	8,405
Telephone	7,728	8,799
Printing	1,506	1,698
Interest and bank charges, net	824	138
Equipment lease	538	1,262
Rent recovery	(13,828)	(3,250)
Amortization	1,551	2,195

	(344,816)	(298,693)
Write-off of Mineral Properties (note 6)	(243,510)	(8,450)
Property Expenditure Rebate	-	7,761
Expense Recovery	-	13,926

Loss Before Income Tax	(588,326)	(285,456)
Future Income Tax Recovery	76,000	-

Net Loss for Year	(512,326)	(285,456)
Deficit, Beginning of Year	(6,675,078)	(6,389,622)

Deficit, End of Year	$(7,187,404)	$(6,675,078)

Loss Per Share	$(0.05)	$(0.04)

Weighted Average Number of Common Shares Outstanding	10,567,637	7,140,267

See notes to financial statements.

3

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Statements of Cash Flows

Years Ended July 31

(Expressed in Canadian Dollars)

	2005	2004

Operating Activities
Net loss	$(512,326)	$(285,456)
Items not involving cash
Amortization	1,551	2,195
Write-down of mineral properties	243,510	8,450
Stock-based compensation	67,410	53,095
Future income tax recovery	(76,000)	-

Operating Cash Flow	(275,855)	(221,716)

Changes in Non-Cash Working Capital
Accounts receivable	(6,239)	(2,165)
Prepaid expenses	(4,405)	-
Accounts payable and accrued liabilities	50,262	10,556

	39,618	8,391

Cash Used in Operating Activities	(236,237)	(213,325)

Investing Activities
Investment in and expenditures on mineral properties	(125,230)	(86,104)
Purchase of furniture and equipment	-	(1,849)

Cash Used in Investing Activities	(125,230)	(87,953)

Financing Activities
Issuance of shares	251,425	315,750
Advances from related parties	44,670	85,188

Cash Provided by Financing Activities	296,095	400,938

Inflow (Outflow) of Cash	(65,372)	99,660
Cash, Beginning of Year	102,059	2,399

Cash, End of Year	$36,687	$102,059

See notes to financial statements.

4

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

2.

GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company has minimal capital resources available to meet obligations, which normally can be expected to be incurred by similar companies, has a working capital deficiency of $197,497 at July 31, 2005 (2004 - $47,837) and has an accumulated deficit of $7,187,404 (2004 - $6,675,078).  These factors raise substantial doubt about the Company's ability to continue as a going-concern, which is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

The Company’s 50% interest in Las Coloradas Joint Venture, a Mexican company, is recorded at $1.  The Joint Venture has no significant assets or liabilities to consolidate.

(b)

Mineral properties

The Company is in the exploration stage with respect to its investment in mineral properties, and accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties, net of all incidental revenues received.  At such time as production commences, these costs will be charged to operations on a unit-of-production method based on estimated recoverable reserves.  When there is little prospect of further work on a property being carried out by the Company, the costs of that property are charged to operations.

(c)

Property and equipment

Capital assets are recorded at cost and amortized using a declining-balance method at the following annual rates:

Office furniture and equipment

-  20%

Computer equipment

-  30%

Additions during the year are amortized at one-half the annual rates.

5

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Stock-based compensation

Effective August 1, 2003, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Stock-based Compensation and Other Stock-based Payments.  Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

(e)

Flow-through common shares

The Company finances a portion of its exploration program with flow-through common share issuances.  Income tax deductions relating to these expenditures are claimable only by the investors.  Proceeds from common shares issued pursuant to flow-through financing are credited to capital stock.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investor and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

(f)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rates as the related assets), at the average rate of exchange for the year.

Gains and losses arising from the translation of foreign currency are included in the determination of net loss for the year.

(g)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of warrants and options are not considered in the computation because their effect would be anti-dilutive.

6

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(i)

Asset retirement obligations

The Company has adopted the recommendation of CICA Handbook section 3110 regarding asset retirement obligations. The basis of this policy is the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operations of those assets.  Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to remeasurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability has been recorded as the Company is in the development stage on its properties, and accordingly, no environmental disturbances have occurred.  There is no effect on prior years as a result of adopting this new recommendation.

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

7

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Currency risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The Company is exposed to currency risk to the extent that the exchange rate may vary from time to time.

(d)

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash, which is placed with major financial institutions.

5.

REALIZATION OF ASSETS

The Company's investments in and expenditures on mineral properties comprise significantly all of the Company's assets.  Realization of the Company's investments in and expenditures on these properties is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

8

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES

Otish	Lac	Lucky
Mtn.	Beinville	Charles	Shamrock	Stirrup	Kert	Boy	Durango
Quebec	Quebec	Quebec	BC	BC	Quebec	BC	Mexico	Total

Balance July 31, 2003	$ 48,347	$ -	$ -	$ -	$ -	$ -	$ -	$ 9,376	$ 57,723
Acquisition costs	2,200	20,000	-	26,000	25,000	-	-	-	73,200
Assessment, renewal	26,941	5,506	-	170	-	-	-	-	32,617
Camp costs	-	-	-	12,744	-	-	-	-	12,744
Field expenses	-	-	-	7,223	-	-	-	-	7,223
Geological consulting	-	-	-	8,950	-	-	-	-	8,950
Laboratory	-	-	-	220	-	-	-	-	220
Geophysical	-	-	-	5,900	-	-	-	-	5,900
Write-down of property costs	(7,200)	-	-	-	-	-	-	-	(7,200)
Balance, July 31, 2004	70,288	25,506	-	61,207	25,000	-	-	9,376	191,377

Acquisition costs	-	-	5,000	-	35,000	37,530	24,000	-	101,530
Assessment, renewal	-	-	-	-	290	-	-	-	290
Bond	-	-	-	1,500	-	-	-	-	1,500
Camp costs	-	-	-	2,000	-	-	-	-	2,000
Drilling	-	-	-	42,580	-	-	-	-	42,580
Field expenses	-	-	-	13,467	700	-	-	-	14,167
Geological consulting	-	-	-	14,084	2,074	-	-	-	16,158
Laboratory	-	-	-	3,505	-	-	-	-	3,505
Total additions during year	-	-	5,000	77,136	38,064	37,530	24,000	-	181,730
70,288	25,506	5,000	138,343	63,064	37,530	24,000	9,376	373,107
Write-down of property costs	(70,287)	(25,505)	-	(138,343)	-	-	-	(9,375)	(243,510)

Balance, July 31, 2005	$ 1	$ 1	$ 5,000	$ -	$ 63,064	$ 37,530	$ 24,000	$ 1	$ 129,597

9

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (Continued)

(a)

Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)

Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)

Purchase of a 100% interest in 50 mineral claims situated in the Otish Mountains Region under the following conditions:

(a)

$5,000 due upon signing contract (paid);

(b)

payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

(c)

payment of one-third of any shares received by the Company from the third party pursuant to any option agreement; and

(d)

the agreement is subject to a 2% NSR payable to the vendor.

During the 2004 fiscal year, the Company abandoned the property with the investment being written off.

(iii)

Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)

payment of $5,300 due upon signing (paid);

(b)

payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

(c)

payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

(d)

the agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

During the year, the carrying value of the property was written down to $1.

(iv)

Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

(a)

payment of $2,500 upon signing of the agreement (done);

(b)

$2,500 due 60 days upon signing the agreement (done);

(c)

issue 200,000 shares of the Company (done); and

(d)

the agreement is subject to a 2% NSR payable to the vendor.

During the year, the carrying value of the property was written down to $1.

10

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (Continued)

(b)

Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i)

100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii)

1% NSR royalty.

During the year, the carrying value of the property was written down to $1.

(c)

Shamrock, British Columbia

On November 27, 2003, the Company entered into an option agreement to acquire an 85% interest in three mineral claims situated in the Vancouver Mining Division of British Columbia. The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 (paid);

(ii)

Cash payment of $10,000 on November 28, 2004 (no payment as property was abandoned);

(iii)

Cash payment of $10,000 on November 28, 2005;

(iv)

Issuance of 300,000 shares of the Company as follows:

(a)

100,000 shares issued at a deemed price of $0.16 (issued);

(b)

100,000 shares on November 28, 2004 (not issued as property was abandoned); and

(c)

100,000 shares on November 28, 2005;

(v)

Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the claims into commercial production; and

(vi)

The Company completing an exploration program on the claims in the amount of $60,000 on or before November 28, 2004.

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

During the 2005 fiscal year, the Company abandoned the property with the investment being written off.

11

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (Continued)

(d)

Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia.  The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 (paid);

(ii)

Cash payment of $10,000 on March 22, 2005 (paid);

(iii)

Cash payment of $10,000 on March 22, 2006;

(iv)

Issuance of 300,000 shares of the Company as follows:

(a)

100,000 shares issued at a deemed price of $0.20 (issued);

(b)

100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c)

100,000 shares on March 22, 2006;

(v)

Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)

The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005.  Due to the unavailability of a drill rig, the diamond drilling program completion date has been extended to December 15, 2005; and

(vii)

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(e)

Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

During the year, the carrying value of the property was written down to $1.

12

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (Continued)

(f)

Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec.  The interest will be earned on completion of the following:

(i)

Cash payment of $15,000 upon execution of the agreement (paid);

(ii)

Cash payment of $15,000 on first anniversary date (December 29, 2005);

(iii)

Cash payment of $15,000 on second anniversary date (December 29, 2006);

(iv)

Cash payment of $15,000 on third anniversary date (December 29, 2007);

(v)

Issuance of 600,000 shares of the Company as follows:

(a)

150,000 shares issued at a deemed price of $0.15 (issued); and

(b)

150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)

Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)

The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)

The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

(g)

Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)

Cash payment of $10,000 upon execution of the agreement (paid);

(ii)

Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)

Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(iv)

The Company completing an exploration program on the claims in the amount of $80,000 by the first anniversary date (March 17, 2006);

13

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (Continued)

(g)

Lucky Boy, British Columbia (Continued)

(v)

The Company completing an exploration program on the claims in the amount of $120,000 on or before the third anniversary of the agreement (March 17, 2008);

(vi)

The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)

The 5% interest owned by the optionors can be bought out for $1,000,000.

7.

PROPERTY AND EQUIPMENT

		2005
		Accumulated
	Cost	Amortization	Net

Office furniture and equipment	$29,530	$23,499	$6,031
Computer equipment	8,721	7,269	1,452

	$38,251	$30,768	$7,483

		2004
		Accumulated
	Cost	Amortization	Net

Office furniture and equipment	$29,530	$22,382	$7,148
Computer equipment	8,721	6,835	1,886

	$38,251	$29,217	$9,034

8.

DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

14

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK

(a)

Authorized

  Unlimited number of common shares without par value

(b)

Issued

	2005		2004
	Shares	Amount	Shares	Amount

Balance, beginning of year	9,501,682	$6,760,939	5,562,588	$6,207,402
Issued during year
For cash
Private placement (note10(c))	1,696,667	234,500	2,250,000	287,500
Exercise of warrants	-	-	500,000	50,000
Exercise of options	245,000	24,500	-	-
For investment in
mineral claims (note 6)	350,000	56,500	300,000	56,000
For settlement of debt
(note 10(b))	-	-	889,094	160,037
Finders fee paid on private
placements	-	(7,575)	-	-
Fair value of options exercised	-	19,499	-	-
Future income tax	-	(76,000)	-	-

Balance, end of year	11,793,349	$7,012,363	9,501,682	$6,760,939

(c)

During the 2004 year, the Company issued 1,000,000 units at $0.075 per unit in a private placement.  Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.10 per share for one year, expiring September 24, 2004.  During the year, all warrants were exercised for proceeds of $50,000.

During the 2004 year, the Company issued 250,000 flow-through units at $0.25 per unit.  Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.30 per share to December 18, 2004 and $0.40 per share to December 18, 2005.

During the 2004 year, the Company issued 1,000,000 units at $0.15 per unit in a private placement.  Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share. Each whole warrant entitles the holder to purchase at a price of $0.25 per share to July 28, 2005 and $0.30 per share to July 28, 2006.  Of this private placement, 725,000 shares are flow-through shares.

During the 2004 year, the Company issued 889,094 shares at a price of $0.18 per share in settlement of $160,037 of debt of the Company.

15

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(c)

(Continued)

During the 2005 year, the Company issued 300,000 flow-through units at $0.15 per unit for proceeds of $45,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

During the 2005 year, the Company issued 396,667 units at $0.15 per unit for proceeds of $59,500.50. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.25 per share to January 5, 2006 and $0.30 per share to January 5, 2007.

During the 2005 year, the Company issued 200,000 flow-through units and 800,000 units at $0.13 per unit for proceeds of $130,000. Each unit consists of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.25 per share on the flow-through units and $0.20 per share on the units to April 7, 2006 and $0.30 per share to April 7, 2007.

(d)

Stock options

The following summarizes the Company's stock option activity for the years ended July 31, 2005 and 2004:

	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding,
beginning of year	896,000	$ 0.11	477,000	$ 0.27
Granted	1,225,000	0.13	896,000	0.14
Expired	-	0.00	-	0.00
Exercised	(245,000)	0.10	-	0.00
Cancelled	(200,000)	0.24	(477,000)	0.27

Outstanding,
end of year	1,676,000	$ 0.11	896,000	$ 0.11

16

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

At July 31, 2005, 874,750 (2004 - 495,000) share purchase options were fully vested, and the following share purchase options were outstanding:

	Exercise
Expiry Date	Price	2005	2004

September 23, 2008	$ 0.10	391,000	636,000
March 2, 2009	$ 0.24	60,000	260,000
February 16, 2010	$ 0.13	700,000	-
March 15, 2010	$ 0.16	250,000	-
July 12, 2010	$ 0.12	275,000	-

		1,676,000	896,000

For the year ended July 31, 2005, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $67,410 (2004 - $53,095) was recognized as consulting and salaries expense.

The Company is authorized to issue 1,909,336 stock options.  Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)

To any one optionee, 5%;

(ii)

To any insiders group, 20%;

(iii)

To any consultant, an aggregate of 2%; and

(iv)

To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX Venture Exchange Approval and 12.5% every quarter thereafter.

The fair value method applies the Black-Scholes options pricing model, using the following weighted average assumptions:

	2005	2004

Expected life (years)	5	5
Interest rate	2.94%	1.67%
Volatility	105.00%	77.09%
Dividend yield	0.00%	0.00%

17

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

9.

CAPITAL STOCK (Continued)

(e)

Warrants

At July 31, the following warrants were outstanding:

	Exercise	Number of Shares
Expiry Date	Price	2005	2004

December 17, 2004 / 2005	$ 0.30/$ 0.40	125,000	125,000
July 28, 2005 / 2006	$ 0.25/$ 0.30	500,000	500,000
December 30, 2005 / 2006	$ 0.25/$ 0.30	150,000	-
December 31, 2005 / 2006	$ 0.25/$ 0.30	198,322	-
April 8, 2006 / 2007	$ 0.20/$ 0.30	800,000	-
April 8, 2006 / 2007	$ 0.25/$ 0.30	200,000	-

(f)

Flow-through shares

To July 31, 2005, the Company has financed a total of $301,750 (2004 - $171,250) with flow-through common share issuances for funding its exploration programs.  Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

A total of $130,500 (2004 - $171,250) of the fiscal 2005 private placements were by way of flow-through common share issuances.

The Company renounced $274,078 of qualifying Canadian Exploration Expenses as described in the Income Tax Act, Canada.  To July 31, 2005, the Company had incurred approximately $113,447 of qualifying expenditures.

10.

RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)

Consulting fees includes $84,000 (2004 - $84,000) paid or payable to a director and consulting fees of $10,954 to an officer of the Company.

(b)

During the 2004 year, the Company issued 664,606 shares to an officer and director for settlement of debt. The debt was $119,629 and was converted at $0.18 per share.  Another 21,400 shares were issued to a different director for debt settlement.  The debt was $3,852 and was converted at $0.18 per share.

(c)

During the 2004 year, a director participated in a private placement and received 50,000 shares and 25,000 warrants. The Company received proceeds of $7,450.  A director and officer of the Company participated in another private placement and received 250,000 shares and 125,000 warrants.  The Company received proceeds of $8,750.

18

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(d)

During the 2005 year, stock-based compensation expense includes $27,733 (2004 - $10,074) related to options to directors of the Company.

(e)

During the 2005 year, directors of the Company exercised 226,250 options for proceeds of $22,625.

11.

INCOME TAX LOSSES

The Company has available approximate non-capital losses of $1,112,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

2006	$86,000
2007	130,000
2008	151,000
2009	198,000
2010	168,000
2014	229,000
2015	150,000

$1,112,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004

Income tax benefit computed at Canadian statutory rates Non-capital loss carry-forwards	$182,491	$108,473
Temporary differences not recognized in year	(87,291)	(4,045)
Permanent differences in stock-based compensation	(24,011)	(20,176)
Unrecognized tax losses	(147,189)	(84,100)

	$(76,000)	$-

19

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

11.

INCOME TAX LOSSES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets
Temporary differences in assets	$337,839	$226,880
Net losses carried forward	441,046	430,540

	778,885	657,420
Valuation allowance for future income tax assets	(778,885)	(657,420)

Future income tax assets, net	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

12.

COMMITMENT

The Company entered into an agreement to lease office space for two years for $3,852 per month commencing January 1, 2005.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)

Recent US accounting pronouncements

(i)

In March 2005, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”.  FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of fiscal years

20

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)

Recent US accounting pronouncements (Continued)

(i)

(Continued)

ending after December 15, 2005.  Management does not believe the adoption of FIN 47 will have a material affect on the Company’s financial position, results of operations or cash flows.

(ii)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaced Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principles.  It requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of the Company’s operations will depend on future accounting pronouncements or changes in accounting principles.

(iii)

FIN 46(R), “Consolidation of Variable Interest Entities”, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).  Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(iv)

In 2004, FASB issued a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”.  This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance.  This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method.  This pronouncement had no impact on the Company, as the Company accounts for all options using the fair value method, under Canadian GAAP.

21

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(b)

The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (“US GAAP”) except as follows:

•

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 2(b)).  Under US GAAP, all exploration and development expenditures are charged to expenses when incurred.

•

Future income taxes related to flow-through shares for renunciation of qualified resource expenditures are treated as a cost of issuing those securities under Canadian GAAP.  Under US GAAP, these costs are included in the future tax provision.

Reconciliation of total assets, liabilities and shareholders' equity at July 31 is as follows:

	2005	2004

Total assets for Canadian GAAP	$189,925	$307,984
Adjustments to US GAAP
Capitalized mineral expenditures	(129,597)	(191,377)

Total assets for US GAAP	$60,328	$116,607

Total liabilities for Canadian and US GAAP	$250,342	$155,410

Capital stock for Canadian GAAP	7,012,363	6,760,939
Adjustments to US GAAP
Income tax effect of renunciation	76,000	-
Capital stock for US GAAP	7,088,363	6,760,939

Contributed surplus for Canadian and US GAAP	114,624	66,713

Share subscriptions for Canadian and US GAAP	-	-

Total deficit for Canadian GAAP	(7,187,404)	(6,675,078)
Adjustments to US GAAP
Exploration adjustments	(129,597)	(191,377)
Future income tax recovery	(76,000)	-
Total deficit for US GAAP	(7,393,001)	(6,866,455)

Total liabilities and shareholders’ equity for
US GAAP	$60,328	$116,607

22

ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(c)

Reconciliation of loss and opening deficit reported in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

	2005	2004

Net loss per Canadian GAAP	$(512,326)	$(285,456)
Adjustments increasing net loss
Exploration and development expenditures
for year	61,780	(133,654)
Future income tax recovery	(76,000)	-

Net loss per US GAAP	$(526,546)	$(419,110)

Net loss per common share for Canadian GAAP	$(0.05)	$(0.04)

Net loss per common share for US GAAP	$(0.05)	$(0.06)

Deficit per Canadian GAAP, beginning of year	$(6,675,078)	$(6,389,622)
Adjustments to opening deficit
Exploration and development expenditures
for year	(191,377)	(57,723)

Deficit per US GAAP, beginning of year	$(6,866,455)	$(6,447,345)

(d)

Reconciliation of comprehensive loss reported in accordance with US GAAP for the years ended July 31 is as follows:

	2005	2004

Net loss per US GAAP	$(526,546)	$(419,110)
Other comprehensive income	-	-

Comprehensive loss per US GAAP	$(526,546)	$(419,110)

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ANGLO-CANADIAN URANIUM CORP.

(Formerly Interactive Exploration Inc.)

(An exploration stage company)

Notes to Financial Statements

Years Ended July 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (Continued)

(e)

Reconciliation of cash flow in accordance with Canadian GAAP and US GAAP for the years ended July 31 is as follows:

	2005	2004

Net cash used in operating activities of continuing
operations in accordance with Canadian GAAP	$(236,237)	$(213,325)
Adjustments to net loss involving use of cash	(125,230)	(86,104)

	$(361,467)	$(299,429)

Net cash used in operating activities of continuing
operations in accordance with Canadian GAAP	$(125,230)	$(87,953)
Reclassification of capitalized resource property costs	125,230	86,104

Net cash provided by (used in) investing activities
of continuing operations in accordance with
US GAAP	$-	$(1,849)

Net cash provided by financing activities of
continuing operations in accordance with Canadian
and US GAAP	$296,095	$400,938

Net increase (decrease) in cash in accordance with
Canadian and US GAAP	$(65,372)	$99,660
Cash, beginning of year in accordance with
Canadian and US GAAP	102,059	2,399

Cash, end of year in accordance with Canadian
and US GAAP	$36,687	$102,059

14.

SUBSEQUENT EVENTS

(a)

In August 2005, the Company changed its name from Interactive Exploration Inc. to Anglo-Canadian Uranium Corp.

(b)

In September 2005, the Company issued 312,500 shares at a price of $0.10 per share to a director of the Company as settlement of $31,250 debt.

(c)

The Company closed a private placement of 3,000,000 units at $0.10 per unit for total proceeds of $300,000.  Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.15 for one year.  The hold period for the shares and warrants expires on January 14, 2006.  A director participated in this private placement acquiring 60,000 common shares and 30,000 share purchase warrants.

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